Filed pursuant to Rule 424(b)(5)

Registration No. 333-105129

PROSPECTUS SUPPLEMENT

(To Prospectus Dated December 16, 2003)

$400,000,000

4.900% Subordinated Notes due 2017

The notes will bear interest at the rate of 4.900% per year. Interest on the notes is payable on June 30 and December 30 of each year, beginning on December 30, 2005. The notes will mature on June 30, 2017. The notes are not subject to redemption at the option of BB&T Corporation, or repayment at the option of the holders, prior to maturity. There is no sinking fund for the notes.

The notes will be direct, unsecured subordinated debt obligations of BB&T Corporation.

The notes are not deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Payment of principal of the notes may be accelerated only in certain events involving BB&T Corporation’s bankruptcy, insolvency or reorganization that constitute an event of default under the notes and the subordinated indenture. There is no right of acceleration in the case of a default in the payment of principal of or interest on the notes or in the performance of any of BB&T Corporation’s covenants contained in the notes or the subordinated indenture.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public Offering Price	100.260%	$401,040,000
Underwriting Discount	0.475%	$1,900,000
Proceeds to BB&T Corporation (after reimbursement of certain underwriters’ expenses and before other expenses) (1)	99.146%	$396,585,625

(1)	BB&T Corporation has agreed to issue approximately $353 million aggregate principal amount of the notes to the underwriters in exchange for $350 million aggregate principal amount of outstanding notes of BB&T Corporation and will receive the balance of the net proceeds in cash. See “Use of Proceeds” and “Underwriting” in this prospectus supplement.

The public offering price set forth above does not include accrued interest. Interest on the notes will accrue from June 30, 2005 and must be paid by the purchaser.

The underwriters are offering the notes subject to various conditions. Delivery of the notes, in book-entry form only, will be made through The Depository Trust Company and its participants, including Clearstream Banking, société anonyme, and Euroclear Bank S.A./N.V., on or about July 8, 2005.

Bear, Stearns & Co. Inc.

BB&T Capital Markets

Credit Suisse First Boston

Friedman Billings Ramsey

Keefe, Bruyette & Woods

Citigroup

Goldman, Sachs & Co.

Morgan Stanley

Sandler, O’Neill & Partners, L.P.

June 30, 2005

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus may only be used where it is legal to sell these securities. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of the date of this prospectus supplement and the date of the accompanying prospectus, regardless of the time of delivery of this prospectus supplement or any sales of the notes.

In this prospectus supplement and the accompanying prospectus, the “Company,” “BB&T,” “we” and “us” refer to BB&T Corporation. When we refer to “you” in this prospectus supplement and the accompanying prospectus, we mean potential investors in the notes.

The notes are offered globally for sale in those jurisdictions in the United States, Europe, Asia and elsewhere where it is lawful to make such offers. See “Underwriting.”

The distribution of this prospectus supplement and the accompanying prospectus and the offering of the notes in certain jurisdictions may be restricted by law. Persons into whose possession this prospectus supplement and the accompanying prospectus come should inform themselves about and observe any such restrictions. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. See “Underwriting.”

References herein to “$” and “dollars” are to the currency of the United States.

We file annual, quarterly and special reports and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any document filed by BB&T at the SEC’s public reference room at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. SEC filings are also available to the public on the SEC’s Internet website at http:\\www.sec.gov.

You may also inspect reports, proxy statements and other information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus, and information that we file with the SEC later will automatically update and supersede this information. We incorporate by reference the BB&T documents listed below and any future filings made by BB&T with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than information in such future filings deemed, under SEC rules, not to have been filed) until this offering is completed. The documents we incorporate by reference are:

(1)	our annual report on Form 10-K for the year ended December 31, 2004;

(2)	our quarterly report on Form 10-Q for the quarter ended March 31, 2005; and

(3)	our current reports on Form 8-K filed on January 6, 2005 (under Item 5.02), January 31, 2005 (under Item 5.02), February 28, 2005 (under Item 5.02) and February 28, 2005 (under Items 1.01 & 9.01).

We will provide without charge to each person (including any beneficial owner), on the written or oral request of any such person, a copy of any or all of these filings (other than exhibits to such documents, unless that exhibit is specifically incorporated by reference to that filing). Requests should be directed to: BB&T Corporation, 150 South Stratford Road, Suite 300, Winston-Salem, North Carolina 27104, Attention: Investor Relations, Telephone: (336) 733-3058.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus incorporate and contain forward-looking statements about our financial condition, results of operations and business. These forward-looking statements involve risks and uncertainties and are based on the beliefs and assumptions of our management, and on the information available to management at the time that these disclosures were prepared. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following:

•	competitive pressures among depository and other financial institutions may increase significantly;

•	changes in the interest rate environment may reduce net interest margins and/or the volumes and values of loans made or held as well as the value of other financial assets held;

•	general economic or business conditions, either nationally or regionally, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality and/or a reduced demand for credit or other services;

•	legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which we are engaged;

•	adverse changes may occur in the securities markets;

•	costs or difficulties related to the integration of our businesses and our merger partners may be greater than expected;

•	our competitors may have greater financial resources and develop products that enable such competitors to compete more successfully than we are able to;

•	expected cost savings associated with recently completed mergers may not be fully realized or realized within the expected time frame; and

•	deposit attrition, customer loss or revenue loss following recently completed mergers may be greater than expected.

BB&T CORPORATION

We are a financial holding company headquartered in Winston-Salem, North Carolina. We conduct our business operations primarily through our commercial banking subsidiaries, which have branches in North Carolina, South Carolina, Virginia, Maryland, Georgia, West Virginia, Tennessee, Kentucky, Alabama, Florida, Indiana and the Metropolitan Washington, D.C. area. Our principal banking subsidiaries are Branch Banking and Trust Company, Branch Banking and Trust Company of South Carolina and Branch Banking and Trust Company of Virginia (collectively, the “Subsidiary Banks”) and BB&T Bankcard Corporation. Our principal assets are all of the issued and outstanding shares of common stock of the Subsidiary Banks and our non-bank subsidiaries.

Our Subsidiary Banks provide a wide range of banking and trust services for retail and commercial clients in their geographic markets including small and mid-size businesses, public agencies, local government and individuals. Our Subsidiary Banks also market trust services and a wide range of deposit services to individuals and businesses. Our Subsidiary Banks or their operating subsidiaries offer, among other services, lease financing to businesses and municipal governments; discount brokerage services and sales of annuities and mutual funds; life insurance, property and casualty insurance, health insurance and commercial general liability insurance on an agency basis; insurance premium financing; arranging permanent financing for commercial real estate and providing loan servicing for third-party investors; and direct consumer finance loans to individuals. Our direct non-bank subsidiaries provide a variety of financial services, including automobile lending, equipment financing, factoring, leasing, asset management, full-service securities brokerage and capital markets services.

Our executive offices are located at 200 West Second Street, Winston-Salem, North Carolina 27101, and our telephone number is (336) 733-2000.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The financial information which is set forth below as of and for the three months ended March 31, 2005 and 2004 has been derived from the unaudited consolidated financial statements and notes thereto as set forth in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005. The financial information which is set forth below as of and for each of the three years ended December 31, 2004, 2003 and 2002 has been derived from the consolidated financial statements and notes thereto as set forth in our Annual Report on Form 10-K for the year ended December 31, 2004 filed on March 7, 2005, which includes financial information for each of the three years ended December 31, 2004, 2003 and 2002. Results for the three months ended March 31, 2005 are not necessarily indicative of the results that may be expected for any other interim period or for the year 2005 as a whole. Our Annual Report on Form 10-K for the year ended December 31, 2004 filed on March 7, 2005 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 are incorporated herein by reference. All of the consolidated financial information presented below is qualified in its entirety by the detailed information and financial statements included in the documents referred to under “Incorporation of Certain Documents by Reference” in this prospectus supplement.

BB&T Corporation—Selected Historical Consolidated Financial Information

(Dollars in thousands)

	As of/For the Three Months Ended March 31,				As of/For the Years Ended December 31,
	2005		2004		2004		2003		2002
Income Statement Data:	(unaudited)
Total interest income	$1,243,492		$1,080,449		$4,546,695		$4,354,792		$4,434,044
Total interest expense	394,309		273,626		1,198,472		1,272,787		1,686,584

Net interest income	849,183		806,823		3,348,223		3,082,005		2,747,460
Provision for credit losses	41,045		63,418		249,269		247,585		263,700

Net interest income after provision for credit losses	808,138		743,405		3,098,954		2,834,420		2,483,760
Noninterest income	516,621		475,487		2,119,271		1,827,339		1,541,247
Noninterest expense	730,706		734,377		2,895,863		3,044,729		2,234,310
Provision for income taxes	198,669		156,015		763,987		552,127		497,468
Income before cumulative effect of change in accounting principle	395,384		328,500		1,558,375		1,064,903		1,293,229
Cumulative effect of change in accounting principle	—		—		—		—		9,780

Net income	$395,384		$328,500		$1,558,375		$1,064,903		$1,303,009

Balance Sheet Data:
Total assets	$102,015,086		$94,281,503		$100,508,641		$90,466,613		$80,216,816
Securities	20,041,149		17,949,293		19,172,577		16,316,895		17,803,488
Loans and leases, net of unearned income (1)	69,387,932		64,371,086		68,162,601		62,305,386		53,518,013
Deposits	66,836,339		64,124,892		67,699,337		59,349,785		51,280,016
Long-term debt	11,126,988		10,625,382		11,419,624		10,807,700		13,587,841
Shareholders’ equity	10,825,284		10,426,828		10,874,474		9,934,731		7,387,914
Performance Ratios:
Net income as a percentage of: (2)
Average total assets	1.60%		1.43%		1.62%		1.25%		1.72%
Average shareholders’ equity	14.70		12.93		14.71		11.97		18.32
Net interest margin	3.95		4.09		4.04		4.06		4.25
Asset Quality Ratios: (3)
Nonperforming assets	$333,345		$442,374		$358,094		$447,102		$451,664
Net charge-offs/average loans and leases	.28%		.36%		.36%		.43%		.48%
Nonperforming assets/loans and leases plus foreclosed property	.48		.69		.52		.72		.84
Allowances for losses/loans and leases	1.16		1.23		1.18		1.26		1.35
Allowances for losses/nonaccrual and restructured loans and leases	3.14	x	2.28	x	2.99	x	2.24	x	1.93	x
Capital Ratios:
Tier 1 risk-based capital	9.2%		9.2%		9.2%		9.4%		9.2%
Total risk-based capital	14.3		12.3		14.5		12.5		13.4
Tier 1 leverage	7.0		7.1		7.1		7.2		6.9

(1)	Includes loans held for sale.
(2)	Returns for the three month periods of 2005 and 2004 are annualized.
(3)	Items referring to loans and leases are net of unearned income and include loans held for sale.

CAPITALIZATION

The following table sets forth the consolidated capitalization of BB&T and its subsidiaries at March 31, 2005 and as adjusted as of that date to give effect to the offering of the notes pursuant to this prospectus supplement and the application of the net proceeds therefrom. The table should be read in conjunction with our consolidated financial statements and notes thereto and consolidated financial data included in the documents incorporated by reference herein. See “Incorporation of Certain Documents by Reference” in this prospectus supplement. All dollar amounts are stated in thousands of U.S. dollars. Other than as set forth in this prospectus supplement and the accompanying prospectus there has been no material change in our consolidated capitalization since March 31, 2005.

	At March 31, 2005
	Actual	As Adjusted
Long-term Debt:	(unaudited)
6.375% Redeemable and Putable Securities (“RaPS”) due June 30, 2025 (1)	$350,560	$—
4.900% Subordinated Notes due 2017	—	400,000
Other long-term debt	10,776,428	10,776,428

Total long-term debt	$11,126,988	$11,176,428

Shareholders’ Equity:
Common stock, $5 par value, 1,000,000,000 shares authorized; 548,638,822 issued and outstanding	2,743,194	2,743,194
Additional paid-in capital	3,057,625	3,057,625
Retained earnings	5,315,138	5,315,138
Unvested restricted stock	(62)	(62)
Accumulated other comprehensive income, net of income taxes	(290,611)	(290,611)

Total shareholders’ equity	10,825,284	10,825,284

Total long-term debt and shareholders’ equity	$21,952,272	$22,001,712

Capital Ratios: (2)
Tier 1 risk-based capital	9.2%	9.2%
Total risk-based capital	14.3%	14.8%
Tier 1 leverage	7.0%	7.0%

(1)	In connection with this offering, we are receiving in exchange from one of the underwriters $350 million aggregate principal amount of RaPS. See “Use of Proceeds.” The $560,000 difference between the value of the RaPS recorded as of March 31, 2005 and the $350 million principal amount of RaPS reflects unamortized premium as of March 31, 2005.
(2)	Capital ratios shown in the “As Adjusted” column reflect the issuance of $400 million principal amount of notes offered by this prospectus supplement and the classification of such notes as Tier 2 capital. The RaPS were not included in regulatory capital as of March 31, 2005.

As of March 31, 2005, on a consolidated basis we had approximately $9.2 billion of commercial paper and other short-term borrowings outstanding and our total consolidated capitalization was approximately $31.1 billion.

USE OF PROCEEDS

Total net proceeds from the offering of the notes, after expenses, are estimated to be approximately $396,085,625. The net proceeds from the offering of the notes will be used, in part, by Bear, Stearns & Co. Inc. (“Bear Stearns”), one of the underwriters of this offering, to finance the purchase of $350 million aggregate principal amount of BB&T’s outstanding RaPS, which Bear Stearns acquired from the holders thereof on June 30, 2005 at a purchase price of 100% of the principal amount of the RaPS pursuant to the exercise of a call option acquired in connection with the original issuance of the RaPS. Bear Stearns has tendered all of the RaPS to BB&T in exchange for approximately $353 million aggregate principal amount of notes. BB&T has made a net payment to Bear Stearns of approximately $43.6 million in settlement of the call option. The RaPS that BB&T receives from Bear Stearns will be retired. The remaining net proceeds from the offering, estimated to be approximately $46.5 million, after expenses, will be used by BB&T for general corporate purposes.

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

The consolidated ratios of earnings to fixed charges for BB&T and its subsidiaries for the periods indicated below were as follows:

	Three Months Ended March 31,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Earnings to fixed charges:
Including interest on deposits	2.47x	2.72x	2.88x	2.24x	2.05x	1.56x	1.39x
Excluding interest on deposits	4.65x	5.21x	5.62x	3.94x	3.52x	2.56x	2.12x

For purposes of computing these ratios, earnings represent income from continuing operations before extraordinary items and cumulative effects of changes in accounting principles plus income taxes and fixed charges (excluding capitalized interest). Fixed charges, excluding interest on deposits, represent interest (other than on deposits, but including capitalized interest), one-third (the proportion representative of the interest factor) of rents and all amortization of debt issuance costs. Fixed charges, including interest on deposits, represent all interest, one-third (the proportion representative of the interest factor) of rents and all amortization of debt issuance costs.

DESCRIPTION OF NOTES

The following description of the particular terms of the 4.900% Subordinated Notes due 2017 offered hereby (referred to in the accompanying prospectus as the Offered Securities) supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the debt securities and the specific terms and conditions of the subordinated debt securities set forth in the accompanying prospectus, to which reference is hereby made. Capitalized terms used and not defined herein have the meanings set forth in the accompanying prospectus.

The notes will be limited to $400,000,000 aggregate principal amount (except as provided below under “Further Issues of Notes”), will be direct, unsecured, subordinated debt obligations of BB&T and will mature on June 30, 2017. The notes are not subject to redemption at the option of BB&T, or repayment at the option of the holders, prior to maturity and do not provide for any sinking fund. The notes constitute a single series and are to be issued under the subordinated indenture dated as of May 24, 1996 between us and U.S. Bank National Association, a national banking association (successor to the corporate trust business of State Street Bank and Trust Company), as trustee, as amended by the First Supplemental Indenture, dated as of December 23, 2003, between us and U.S. Bank National Association, and by the Second Supplemental Indenture, dated as of September 24, 2004, between us and U.S. Bank National Association. See “Description of the Debt Securities—Subordinated Debt Securities” in the accompanying prospectus.

We are a financial holding company, and we conduct substantially all of our operations through our principal subsidiary banks, Branch Bank, BB&T-SC, BB&T-VA and our other subsidiaries. As a result, our ability to make payments on the notes will depend primarily upon the receipt of dividends and other distributions from our subsidiaries. There are various regulatory restrictions on the ability of our subsidiary banks to pay dividends or make payments to us.

The notes will be issued in fully registered form only, in denominations of $1,000 and multiples of $1,000. Principal of and interest on the notes will be payable, and the transfer of notes will be registrable, through DTC as described below.

Branch Bank, a wholly-owned subsidiary of BB&T, will act as principal paying agent for the notes.

Subordination

As described in the accompanying prospectus, the notes are subordinate and junior in right of payment to the prior payment in full of all existing and future “senior indebtedness” of BB&T, as defined in the subordinated indenture and the accompanying prospectus. As of March 31, 2005, the outstanding senior indebtedness of BB&T consisted of approximately $829.1 million of short-term indebtedness. The average daily outstanding balance of this short-term indebtedness for the first quarter of 2005 was $585.0 million.

In addition, because BB&T is a financial holding company, the notes are effectively subordinated to all existing and future liabilities of BB&T’s subsidiaries, including depositors.

The subordinated indenture does not limit or prohibit the incurrence of additional senior or subordinated indebtedness.

Events of Default

Notwithstanding anything in the accompanying prospectus to the contrary, the events of default with respect to the notes are limited to the following events:

•	default for 30 days in the payment of any interest on any of the notes;

•	default in the payment of the principal of any of the notes when due; or

•	certain events of bankruptcy, insolvency or reorganization involving us or a “Principal Constituent Bank,” as defined in the subordinated indenture and the accompanying prospectus.

As described in the accompanying prospectus, payment of the principal of the notes may be accelerated only in the case of certain events involving the bankruptcy, insolvency or reorganization of BB&T that constitute an event of default under the notes and the subordinated indenture. There is no right of acceleration by reason of the bankruptcy, insolvency or reorganization of a Principal Constituent Bank or other subsidiary of BB&T or in the case of a default by BB&T in the performance of any covenant or agreement in the notes or the subordinated indenture, including the failure to pay principal of or interest on the notes when due. See “Description of the Debt Securities—Subordinated Debt Securities—Limited Rights of Acceleration” and “—Events of Default” in the accompanying prospectus.

Interest Payments

The notes will mature at par on June 30, 2017. Interest at the annual rate set forth on the cover page of this prospectus supplement will accrue from and including the date of issue, June 30, 2005, payable semi-annually on June 30 and December 30, commencing December 30, 2005, to the persons in whose names the notes are registered at the close of business on the fifteenth calendar day (whether or not a business day) immediately preceding the applicable interest payment date. Interest payable at the maturity of a note will be payable to the registered holder of the note to whom principal is payable. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

If any interest payment date or the maturity date of the notes falls on a day that is not a business day, the related payment of interest or principal will be made on the next day that is a business day (with the same force and effect as if made on the date such payment was due), and no interest will accrue on the amount payable for the period from and after such interest payment date or maturity date, as the case may be. When we refer to a “business day” we mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in The City of New York.

Interest payments for the notes will include accrued interest from and including the date of issue or from and including the last date in respect of which interest has been paid, as the case may be, to, but excluding, the interest payment date or the maturity date, as the case may be.

Redemption

The notes are not subject to redemption at the option of BB&T, or repayment at the option of the holders of the notes, prior to maturity.

Further Issues of Notes

We may from time to time, without notice to or the consent of the holders of the notes, create and issue further notes ranking pari passu with the notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such further notes) and so that such further notes may be consolidated and form a single series with the notes and have the same terms as the notes.

Book-Entry, Delivery and Form

The notes will be issued in the form of one or more global notes, which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York, called DTC, and registered in the name of Cede & Co., DTC’s nominee. Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may elect to hold interests in the notes through DTC, Clearstream Banking, société anonyme, or Euroclear Bank S.A./N.V., as operator of the Euroclear System, if they are participants in such systems, or indirectly through organizations which are participants in such systems. A more detailed description of the procedures of DTC, Clearstream and Euroclear with respect to the notes and with respect to global clearance and settlement is set forth in the accompanying prospectus under “Global Securities.” DTC, Clearstream and Euroclear have confirmed to BB&T, the underwriters and the trustee that they intend to follow such procedures.

Notices

Any notices required to be given to the holders of the notes will be given to DTC.

Governing Law

The subordinated indenture and the notes are governed by and will be construed in accordance with New York law, which may be applied by state courts in the State of North Carolina.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS

The following summary describes the material United States federal income and certain estate tax consequences of ownership and disposition of the notes. This summary provides general information only and is directed solely to original beneficial owners purchasing notes at the “issue price,” that is, the first price to the public at which a substantial amount of the notes in an issue is sold (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers). This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”) as of the date of this prospectus supplement, existing administrative pronouncements and judicial decisions, existing and proposed Treasury Regulations currently in effect, and interpretations of the foregoing, changes to any of which subsequent to the date of this prospectus supplement may affect the tax consequences described herein, possibly with retroactive effect. This summary discusses only notes held as capital assets within the meaning of Section 1221 of the Code. This summary does not discuss all of the tax consequences that may be relevant to a beneficial owner in light of its particular circumstances or to beneficial owners subject to special rules, such as owners treated as partnerships for United States federal income tax purposes, owners which are disregarded for United States federal income tax purposes, certain financial institutions, insurance companies, dealers in securities or foreign currencies, common trust funds, persons holding notes in connection with a hedging transaction, “straddle,” conversion transaction or other integrated transaction or persons who have ceased to be United States citizens or to be taxed as resident aliens. Persons considering the purchase of notes should consult their tax advisers with regard to the application of the United States federal income and estate tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Definitions of United States Holder and Non-U.S. Holder

For purposes of the following discussion, “United States Holder” means a beneficial owner of a note that is for United States federal income tax purposes (i) an individual who is a citizen or resident of the United States, (ii) a corporation or other entity treated as a corporation for United States federal income tax purposes created or organized in or under the laws of the United States, any State or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, and (v) certain electing trusts that were in existence on August 20, 1996. For purposes of the following discussion, “Non-U.S. Holder” means a beneficial owner of a note that is not a United States Holder.

U.S. Federal Tax Consequences to United States Holders

The following discussion applies to you if you are a United States Holder.

Payments of Interest

Stated interest on a note will be taxable to a United States Holder as ordinary income at the time it is received or accrued, depending on the United States Holder’s method of accounting for tax purposes.

Sale, Exchange, Retirement or other Disposition of the Notes

A United States Holder’s adjusted tax basis in a note will generally be its cost. A United States Holder will generally recognize capital gain or loss on the sale, exchange, retirement or other disposition of a note in an amount equal to the difference between the amount realized (not including any amounts attributable to accrued but unpaid interest, which will be taxable as such) on the sale, exchange, retirement or other disposition and its adjusted tax basis in the note. That capital gain or loss will be a long-term capital gain or loss if the note was held for more than one year as of the date of disposition. Under current law, net capital gains of individuals may be taxed at lower rates than items of ordinary income. The ability of a United States Holder to offset capital losses against ordinary income is limited.

U.S. Federal Tax Consequences to Non-U.S. Holders

The following discussion applies to you if you are a Non-U.S. Holder.

Payments of Interest

Generally, payments to a Non-U.S. Holder of principal and interest on the notes will not be subject to United States withholding taxes because of available exemptions.

However, if you are a Non-U.S. Holder, in order for an exemption from withholding taxes to apply to you, one of the following requirements must be met.

•	You provide a completed Form W-8BEN (or substitute form) and deliver it to the bank, broker or other intermediary who holds the notes. The Form W-8BEN contains your name, address, taxpayer identification number, in certain circumstances, and a statement that you are the beneficial owner of the notes and that you are not a United States person.

•	You hold your notes directly through a “qualified intermediary,” the qualified intermediary has sufficient information in its files indicating that you are not a United States person and the qualified intermediary complies with the applicable procedures. A qualified intermediary is a party to a withholding agreement with the Internal Revenue Service (“IRS”) and is (1) a foreign financial institution or a foreign clearing organization, other than a U.S. branch or a U.S. office of such institution or organization; (2) a foreign branch or office of a U.S. financial institution or a foreign branch or office of a U.S. clearing organization; (3) a foreign corporation for purposes of presenting claims of benefits under an income tax treaty on behalf of its shareholders; or (4) any other person acceptable to the IRS.

•	You are entitled to an exemption from withholding tax on interest under a tax treaty between the United States and your country of residence. To claim this exemption, you must generally complete Form W-8BEN and claim this exemption on the form. In some cases, you may instead be permitted to provide documentary evidence of your claim to the intermediary, or a qualified intermediary may already have some or all of the necessary evidence in its files.

•	The interest income on the notes is effectively connected with the conduct of your trade or business in the United States. To claim this exemption, you must complete and file with the payor or withholding agent Form W-8ECI.

Even if you meet one of the above requirements, interest paid to you on the notes will be subject to United States withholding tax under any of the following circumstances:

•	The withholding agent or an intermediary knows or has reason to know that you are not entitled to an exemption from withholding tax. Specific rules apply for this test.

•	The IRS notifies the withholding agent that information that you or an intermediary provided concerning your status is false.

•	You actually or constructively own 10% or more of the voting stock of BB&T, you are a “controlled foreign corporation” with respect to BB&T, or you are a bank receiving interest on an extension of credit made under a loan agreement entered into in the ordinary course of the bank’s trade or business.

If you do not qualify for an exemption from withholding, you generally will be subject to withholding of United States federal income tax at the rate of 30% (or a lower rate if a treaty applies) when you receive payment of interest on the notes.

If you are engaged in a trade or business in the United States and interest on the notes is effectively connected with the conduct of such trade or business, you will not be subject to a withholding tax (assuming proper certification is provided) but will be subject to a tax on such interest on a net income basis in the same manner as if you were a United States person. If a treaty applies (and you comply with applicable certification and other requirements to claim treaty benefits) interest on the notes will not be treated as effectively connected unless it is also attributable to a U.S. permanent establishment maintained by you.

Sale, Exchange, Retirement or other Disposition of the Notes

A Non-U.S. Holder will not be subject to United States federal income tax on any gain on the sale, exchange, retirement or other disposition of a note unless one of the following applies:

•	The gain is connected with a trade or business that you conduct in the United States and, if a treaty applies, is generally attributable to a U.S. permanent establishment as described above.

•	You are an individual, you are present in the United States for at least 183 days during the year in which you dispose of the note, and certain other conditions are satisfied.

U.S. Trade or Business

If you are a Non-U.S. Holder and you hold your note in connection with a trade or business that you are conducting in the United States:

•	Any interest on the note, and any gain from disposing of the note, generally will be subject to United States federal income tax on a net basis as if you were a United States person.

•	If you are a corporation, you may be subject to the “branch profits tax” on your earnings that are connected with your U.S. trade or business, including earnings from the note. This tax is 30%, but may be reduced or eliminated by an applicable income tax treaty.

Estate Taxes

If you are a non-resident alien individual, your notes will not be subject to United States estate tax when you die. However, this rule only applies if, at your death, you do not actually or constructively own 10% or more of the voting stock of BB&T and payments on the notes were not connected to a trade or business that you were conducting in the United States.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to payments of principal of and interest on the notes and proceeds of sale of the notes to non-corporate United States Holders. Backup withholding at the applicable statutory rate will apply to those payments if such a United States Holder fails to provide an accurate taxpayer identification number or, in the case of interest payments, fails to certify that it is not subject to backup withholding or is notified by the IRS that it has failed to report all interest and dividends required to be shown on its United States federal income tax returns.

Payments you receive in connection with the notes will generally be exempt from information reporting and backup withholding if you are a Non-U.S. Holder exempt from withholding tax on interest, as described above. The exemption does not apply if the withholding agent or an intermediary knows or has reason to know that you should be subject to the usual information reporting or backup withholding rules. In addition, the following specific rules may apply in your situation:

•	Interest payments made to you will generally be reported to the IRS and to you on Form 1042-S. However, this reporting does not apply to you if you hold your notes directly through a qualified intermediary and the applicable procedures are complied with, or you qualify for another exemption.

•	Sale proceeds you receive on a sale of your notes through a broker may be subject to information reporting and backup withholding if you are not eligible for an exemption. In particular, information reporting and backup withholding may apply if you use the U.S. office of a broker, and information reporting (but not backup withholding) may apply if you use the foreign office of a broker that has certain connections to the United States unless, in each case, such broker has documentation that you are a Non-U.S. Holder and certain other conditions are met.

The rules regarding information reporting and backup withholding are complex and vary depending on your individual situation. They are also subject to change. In addition, special rules apply to certain types of Non-U.S. Holders, including partnerships, trusts, and other entities treated as pass-through entities for United States federal income tax purposes. We suggest that you consult with your tax adviser regarding the specific methods for satisfying these requirements.

Any amount withheld from a payment to you under the backup withholding rules is allowable as a credit against your United States federal income tax liability, or if withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

THE UNITED STATES FEDERAL TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON AN OWNER’S PARTICULAR SITUATION. OWNERS SHOULD CONSULT THEIR OWN TAX ADVISERS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

UNDERWRITING

Bear, Stearns & Co. Inc. is acting as the representative of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement, dated June 23, 2005, as amended June 30, 2005, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of the notes set forth opposite the underwriter’s name:

Underwriters	Principal Amount of Notes
Bear, Stearns & Co. Inc.	$261,816,000
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.	92,120,000
Credit Suisse First Boston LLC	23,032,000
Friedman, Billings, Ramsey & Co., Inc.	6,908,000
Keefe, Bruyette & Woods, Inc.	6,908,000
Citigroup Global Markets Inc.	2,304,000
Goldman, Sachs & Co.	2,304,000
Morgan Stanley & Co. Incorporated	2,304,000
Sandler, O’Neill & Partners, L.P.	2,304,000

Total	$400,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes if they purchase any. In compliance with the guidelines of the National Association of Securities Dealers, Inc. (the “NASD”), the maximum discount or commission to be received by any NASD member or independent broker-dealer may not exceed 8% of the aggregate amount of the notes offered pursuant to this prospectus supplement.

The underwriters propose to offer some of the notes directly to the public at the public offering price listed on the cover page of this prospectus supplement, plus accrued interest from June 30, 2005 to the date of delivery of the notes, and some of the notes to dealers at a concession not to exceed 0.300% of the principal amount of the notes. The underwriters may allow, and dealers may reallow, a concession not to exceed 0.250% of the principal amount of the notes on sales to other dealers. After the initial offering of the notes, the representative may change the public offering price and concessions.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by BB&T
Per note	0.475	% (1)

(1)	Bear Stearns has tendered $350 million aggregate principal amount of BB&T’s outstanding RaPS to BB&T in exchange for approximately $353 million aggregate principal amount of notes, and BB&T has made a net payment to Bear Stearns of approximately $43.6 million in settlement of Bear Stearns’ call option in respect of the RaPS. See “Use of Proceeds.”

In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the underwriters, in covering syndicate short positions or making stabilizing purchases, repurchase notes originally sold by that syndicate member.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

One of the underwriters is BB&T Capital Markets, a division of Scott & Stringfellow, Inc., a wholly-owned subsidiary of BB&T. Therefore, offers and sales of the notes as described in this prospectus supplement will comply with Rule 2720 of the Conduct Rules of the NASD regarding the offer and sale of securities of an affiliate. No member of the NASD participating in offers and sales of the notes will confirm any sales of the notes to any discretionary account without the prior specific written approval of the customer.

Certain of the underwriters, including BB&T Capital Markets, may use this prospectus supplement and the accompanying prospectus for offers and sales related to market-making transactions in the notes. These underwriters may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of sale.

Some of the underwriters and their affiliates, from time to time, may be customers of, have borrowing relationships with, engage in other transactions with, and/or perform services, including banking, financial advisory, insurance and investment banking services, for BB&T and its subsidiaries, for which they receive customary fees and expenses.

The notes are offered for sale in those jurisdictions in the United States, Europe, Asia and elsewhere where it is lawful to make such offers. However, no action has been, or will be taken, by the underwriters or us that would permit a public offering of the notes or possession or distribution of this prospectus supplement and the accompanying prospectus in any jurisdiction, except for the United States, where any action for that purpose is required.

Each underwriter has represented and agreed that:

(a)    it has not offered or sold, and during the period up to but excluding the date on which the Prospectus Directive (Directive 2003/71/EC) is implemented in the United Kingdom, will not offer or sell, any notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended);

(b)    it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any notes in circumstances in which section 21(1) of the FSMA does not apply to us; and

(c)    it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Each of the underwriters has represented and agreed that it has not and will not offer, sell or deliver any of the notes directly or indirectly, or distribute this prospectus supplement or the prospectus or any other offering material relating to the notes, in or from any jurisdiction outside the United States except under circumstances that will result in compliance with the applicable laws and regulations thereof and that will not impose any obligations on BB&T except as set forth in the underwriting agreement.

We do not intend to list the notes on any securities exchange. The notes are a new issue of securities with no established trading market. No assurance can be given as to the liquidity of, or the trading markets for, the notes. Purchasers of the notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price stated on the cover page hereof. BB&T has been advised by the underwriters that they currently intend to make a market in the notes, but they are not obligated to do so and may discontinue such market-making at any time without notice.

One or more of the underwriters may make copies of the prospectus supplement and the accompanying prospectus available over the Internet to certain customers through its or their websites. Other than the prospectus supplement and accompanying prospectus in electronic format, the information on any such website is not part of this prospectus supplement, the accompanying prospectus or the registration statement of which this prospectus supplement and accompanying prospectus form a part, has not been approved or endorsed by us or any underwriter in such capacity and should not be relied on by prospective investors.

Expenses (excluding underwriting discounts and commissions and reimbursement of certain underwriters’ expenses) associated with this offering, to be paid by BB&T, are estimated to be $500,000.

BB&T has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

It is expected that delivery of the notes will be made against payment therefor on or about July 8, 2005, which is the fifth business day following the date of this prospectus supplement (such settlement cycle being referred to in this prospectus supplement as “T+5”). The ability to settle secondary market trades of the notes effected on the date of pricing and the succeeding business day may be affected by T+5 settlement.

LEGAL OPINIONS

Certain legal matters with respect to the notes will be passed upon for us by M. Patricia Oliver, Executive Vice President, General Counsel, Secretary and Chief Corporate Governance Officer of BB&T, Howard V. Hudson, Jr. Senior Vice President and Associate General Counsel of BB&T and Arnold & Porter LLP, and for the underwriters by Sidley Austin Brown & Wood LLP. Sidley Austin Brown & Wood LLP has provided, and may in the future provide, legal services to BB&T and its affiliates. Each of Ms. Oliver and Mr. Hudson beneficially owns, or has rights to acquire, an aggregate of less than 1% of the outstanding shares of BB&T.

EXPERTS

The financial statements as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 31, 2004 incorporated by reference in this prospectus supplement have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Prospectus

BB&T CORPORATION

Debt Securities

Common Stock

Preferred Stock

Depositary Shares

Stock Purchase Contracts

Stock Purchase Units

Warrants

Units

BB&T Corporation may offer and sell:

•	unsecured debt securities consisting of senior notes and debentures and subordinated notes and debentures, and other unsecured evidences of indebtedness in one or more series, which may be convertible into or exchangeable for common stock or debt securities,

•	shares of common stock,

•	shares of preferred stock, in one or more series, which may be convertible into or exchangeable for common stock or debt securities, including depositary shares representing fractional interests in preferred stock,

•	stock purchase contracts or stock purchase units,

•	warrants to purchase debt securities, preferred stock or common stock, and

•	units consisting of any combination of the above securities.

We will offer the securities in amounts, at prices and on terms to be determined by market conditions at the time of our offering.

We will provide the specific terms of the securities in supplements to this prospectus. You should read this prospectus and the prospectus supplements carefully before you invest in the securities. This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

A security is not a deposit and the securities are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The offered securities may be offered and sold directly by us or through one or more underwriters or agents. Supplements to this prospectus will set forth the terms of sale of the offered securities and the identity of any underwriter or agent. Any underwriter, dealer or agent participating in any offering of the offered securities may be deemed an “underwriter” within the meaning of the Securities Act of 1933. See “Plan of Distribution.”

Our common stock is listed on the New York Stock Exchange under the symbol “BBT.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 16, 2003.

IMPORTANT NOTICE ABOUT INFORMATION PRESENTED IN THIS

PROSPECTUS AND THE ACCOMPANYING PROSPECTUS SUPPLEMENT

We may provide information to you about the securities we are offering in three separate documents that progressively provide more detail:

•	this prospectus, which provides general information, some of which may not apply to your securities;

•	an accompanying prospectus supplement, which describes the terms of the securities, some of which may not apply to your securities; and

•	if necessary, a pricing supplement, which describes the specific terms of your securities.

If the terms of your securities vary between the pricing supplement, the prospectus supplement and the accompanying prospectus, you should rely on the information in the following order of priority:

•	the pricing supplement, if any;

•	the prospectus supplement; and

•	the prospectus.

Unless indicated in the applicable prospectus supplement, neither we nor the underwriters have taken any action that would permit us to publicly sell these securities in any jurisdiction outside the United States. If you are an investor outside the United States, you should inform yourself about and comply with any restrictions as to the offering of the securities and the distribution of this prospectus.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) utilizing a “shelf” registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $2,000,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of the offering and the securities. The prospectus supplement may also add, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described below under “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “BB&T,” “we,” “us,” “our” or similar references mean BB&T Corporation.

WHERE YOU CAN FIND MORE INFORMATION

The registration statement that we have filed with the SEC under the Securities Act of 1933 to register the offer and sale of securities offered by this prospectus includes exhibits, schedules and additional relevant information about us. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this prospectus.

We file annual, quarterly and periodic reports, proxy statements and other information with the SEC. You may inspect and obtain copies of these documents without charge at the principal office of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549. Information regarding the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov. You can also inspect reports and other information we file at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. Information filed with the SEC after the date of this prospectus will automatically update and supersede this information. The following documents filed with the SEC are incorporated by reference:

(1)	our annual report on Form 10-K for the year ended December 31, 2002;

(2)	our quarterly reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003, and September 30, 2003;

(3)	our current reports on Form 8-K filed on January 13, 2003, July 2, 2003, July 8, 2003, August 27, 2003, September 15, 2003, November 19, 2003 and December 11, 2003; and

(4)	descriptions of BB&T’s common stock and preferred stock purchase rights set forth in registration statements on Form 8-A filed September 4, 1991 and January 10, 1997, respectively, and in any amendment or report filed for the purpose of updating such descriptions.

Future documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than information in such future filings deemed, under SEC rules, not to have been filed) are incorporated by reference into this prospectus until we complete the offering of the securities.

We will provide each person to whom a copy of this prospectus has been delivered, without charge, a copy of any of the documents referred to above as being incorporated by reference. You may request a copy by writing or telephoning Investor Relations, 150 South Stratford Road, Suite 400, Winston-Salem, North Carolina 27104 (336-733-3058).

We have not authorized anyone to give any information or make any representation about us that is different from, or in addition to, the representations contained in this prospectus or in any of the materials that we have incorporated into this prospectus. If anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this prospectus are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this prospectus does not extend to you. The information contained in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies.

FORWARD-LOOKING STATEMENTS

This prospectus, including information included or incorporated by reference, contains certain forward-looking statements with respect to our financial condition, results of operations, plans, objectives, future performance and business, including, statements preceded by, followed by or that include the words “believes,” “expects,” “anticipates,” “estimates” or similar expressions.

These forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to many factors, including

•	competitive pressure among depositary and other financial institutions may increase significantly;

•	changes in the interest rate environment may reduce net interest margins and/or the volumes and values of loans made or held as well as the value of other financial assets held;

•	general economic or business conditions, either nationally or regionally, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit or other services, or both;

•	legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which we are engaged;

•	deposit attrition, customer loss or revenue loss following pending or recently completed mergers may be greater than expected;

•	costs or difficulties related to the integration of our businesses and our merger partners may be greater than expected;

•	expected cost savings associated with pending or recently completed mergers may not be fully realized or realized within the expected time frame;

•	our competitors may have greater financial resources and develop products that enable such competitors to compete more successfully than BB&T; and

•	adverse changes may occur in the securities markets.

BB&T CORPORATION

General

We are a financial holding company headquartered in Winston-Salem, North Carolina. We conduct our business operations primarily through our commercial banking subsidiaries, which have branches in North Carolina, South Carolina, Virginia, Maryland, Georgia, West Virginia, Tennessee, Kentucky, Alabama, Florida, Indiana and Washington, D.C. Our loans are primarily to individuals residing in the market areas described above or to businesses that are located in this geographical area. Our principal commercial bank subsidiaries are Branch Banking and Trust Company (“Branch Bank”), Branch Banking and Trust Company of South Carolina (“Branch Bank-SC”) and Branch Banking and Trust Company of Virginia (“Branch Bank-VA”). Our principal assets are all of the issued and outstanding shares of common stock of Branch Bank, Branch Bank-SC and Branch Bank-VA.

Operating Subsidiaries

Branch Bank, our largest subsidiary, is the oldest bank in North Carolina and currently operates banking offices in the following geographic markets:

	Offices	Cities	Counties
North Carolina	334	194	73
Georgia	114	77	51
Kentucky	104	39	25
West Virginia	85	51	26
Maryland	127	79	19
Tennessee	49	30	12
Florida	18	17	14
District of Columbia	7	1	—
Alabama	2	2	1
Indiana	1	1	1

Branch Bank provides a wide range of banking and trust services in its local market for retail and commercial customers, including small and mid-size businesses, public agencies and local governments and individuals. Operating subsidiaries of Branch Bank include:

•	BB&T Insurance Services, Inc., which offers life, property and casualty, health, commercial general liability and title insurance on an agency basis;

•	Prime Rate Premium Finance Corporation, Inc., which provides insurance premium financing primarily to customers in our principal market area;

•	BB&T Leasing Corporation, which offers lease financing to businesses and municipal governments;

•	BB&T Investment Services, Inc., which offers customers investment alternatives, including discount brokerage services, fixed-rate and variable-rate annuities, mutual funds, and government and municipal bonds;

•	Laureate Capital, LLC, which specializes in arranging and servicing commercial mortgage loans;

•	Lendmark Financial Services, Inc., which offers alternative consumer and mortgage loans to clients unable to meet BB&T’s normal consumer and mortgage loan guidelines; and

•	CRC Insurance Services, Inc., which was the fourth largest wholesale insurance broker in the country at December 31, 2002.

Branch Bank-SC serves South Carolina through 95 banking offices and provides a wide range of banking and trust services in its local market for retail and commercial customers, including small and mid-size businesses, public agencies, local governments and individuals.

Branch Bank-VA offers a full range of commercial and retail banking services through 427 banking offices.

We also have a number of other subsidiaries, including:

•	Scott & Stringfellow, Inc. is an investment banking and full-service brokerage firm that provides services in retail brokerage, equity and debt underwriting, investment advice, corporate finance and equity research and facilitates the origination, trading and distribution of fixed-income securities and equity products in both the public and private capital markets. It also has a public finance department that provides investment banking, financial advisory services and debt underwriting services to a variety of regional tax-exempt issuers;

•	Regional Acceptance Corporation specializes in indirect financing for consumer purchases of mid-model and late-model used automobiles;

•	BB&T Factors Corporation buys and manages account receivables primarily in the furniture, textile and home furnishings-related industries;

•	Stanley, Hunt, Dupree & Rhine, Inc. offers medical plans, insurance and investment consulting and actuarial services;

•	Sheffield Financial Corp. specializes in loans to small commercial lawn care businesses across the country; and

•	BB&T Bankcard Corporation specializes in retail and commercial credit card loans and merchant services.

We have consummated acquisitions of over 55 community banks and thrifts, 60 insurance agencies and 20 non-bank financial services providers over the last 15 years. We expect, in the long-term, to continue to take advantage of the consolidation in the financial services industry and expand and enhance our franchise through mergers and acquisitions. The consideration paid for these acquisitions may be in the form of cash, debt or BB&T stock. The amount of consideration paid to complete these transactions may be in excess of the book value of the underlying net assets acquired, which could have a dilutive effect on our earnings per share or book value. In addition, acquisitions often result in significant front-end charges against earnings; however, cost savings and revenue enhancements, especially incident to in-market bank and thrift acquisitions, are also typically anticipated.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the securities offered by this prospectus for general corporate purposes unless otherwise indicated in the prospectus supplement or pricing supplement relating to a specific issue of securities. Our general corporate purposes may include repurchasing shares of our common stock, acquisitions of other companies, extending credit to, or funding investments in, our subsidiaries and such other purposes indicated in the applicable prospectus supplement or pricing supplement. The precise amounts and timing of our use of the net proceeds will depend upon our, and our subsidiaries’, funding requirements and the availability of other funds. Until we use the net proceeds from the sale of any of our securities for general corporate purposes, we will use the net proceeds to reduce our short-term indebtedness or for temporary investments. We expect that we will, on a recurrent basis, engage in additional financings as the need arises to finance our growth, through acquisitions or otherwise, or to fund our subsidiaries.

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

Our consolidated ratios of earnings to fixed charges were as follows for the five fiscal years in the period ended December 31, 2002 and the nine months ended September 30, 2003 and September 30, 2002:

	Nine Months Ended September 30,				Year Ended December 31,
	2003		2002		2002		2001		2000		1999		1998
Earnings to fixed charges:
Including interest on deposits	2.04	x	2.01	x	2.05	x	1.56	x	1.39	x	1.56	x	1.55	x
Excluding interest on deposits	3.44	x	3.47	x	3.52	x	2.56	x	2.12	x	2.69	x	2.86	x

For purposes of computing these ratios, earnings represent income from continuing operations before extraordinary items and cumulative effects of changes in accounting principles plus income taxes and fixed charges (excluding capitalized interest). Fixed charges excluding interest on deposits represent interest (other than on deposits, but including capitalized interest), one-third (the proportion representative of the interest factor) of rents and all amortization of debt issuance costs. Fixed charges, including interest on deposits, represent all interest (including interest on deposits and capitalized interest), one-third (the proportion representative of the interest factor) of rents and all amortization of debt issuance costs.

REGULATORY CONSIDERATIONS

The Federal Reserve Board regulates, supervises and examines BB&T, which is a financial holding company under the Bank Holding Company Act. For a discussion of the material elements of the regulatory framework applicable to financial holding companies and their subsidiaries and specific information relevant to BB&T, please refer to our annual report on Form 10-K for the year ended December 31, 2002 and any subsequent reports we file with the SEC, which are incorporated by reference in this prospectus. This regulatory framework is intended primarily for the protection of account holders. As a result of this regulatory framework, our earnings are affected by actions of the Federal Reserve Board, the Federal Deposit Insurance Corporation, which insures the deposits of our banking subsidiaries within certain limits and regulates our banking subsidiaries, and the SEC, which regulates the activities of certain subsidiaries engaged in the securities business. In addition, our banking subsidiaries are subject to regulation by state banking authorities.

Depositary institutions, like BB&T’s bank subsidiaries, are also affected by various federal laws, including those relating to consumer protection and similar matters. BB&T also has other financial services subsidiaries that are regulated, supervised and examined by the Federal Reserve Board and other state and federal regulatory agencies and self-regulatory organizations. BB&T’s insurance subsidiaries are regulated, supervised and examined by various state insurance authorities.

Changes to federal laws and regulations and to the laws and regulations in the states where we and our subsidiaries do business can affect the operating environment of financial holding companies and their subsidiaries in substantial and unpredictable ways. We cannot accurately predict whether legislation will ultimately be enacted, and, if enacted, the ultimate effect that it, or implementing regulations, would have upon our or our subsidiaries’ financial condition or results of operations.

DESCRIPTION OF THE DEBT SECURITIES

The debt securities will constitute either senior debt securities or subordinated debt securities. The senior debt securities will be issued under a senior indenture with U.S. Bank National Association, a national banking association (successor to the corporate trust business of State Street Bank and Trust Company), as senior trustee. The subordinated debt securities will be issued under a subordinated indenture with U.S. Bank National

Association, as subordinated trustee. We collectively refer to the senior indenture and the subordinated indenture as the “indentures” and the senior trustee and the subordinated trustee as the “trustee.”

In the event of the resignation or removal of the trustee prior to the issuance of a particular series of debt securities, the trustee for such series of debt securities will be identified in the prospectus supplement for such series, and all references to “trustee” shall be deemed to mean the trustee so identified. No trustee shall be responsible for the acts, obligations, liabilities or responsibilities of any other trustee. The following summaries of certain provisions of the indentures may not be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the indentures. Wherever particular sections or defined terms of the indentures are referred to, we intend that such sections or definitions shall be incorporated herein by reference. Capitalized terms not otherwise defined in this prospectus or in the applicable prospectus supplement have the meanings given such terms in the indentures.

The following sets forth certain terms and provisions of the debt securities to which any prospectus supplement or pricing supplement may relate. When we offer any debt securities—which we refer to as “Offered Securities”—we will describe in that prospectus supplement or pricing supplement the particular terms of the Offered Securities and the extent, if any, to which such general provisions may apply to the Offered Securities.

Debt Securities Generally

The indentures do not limit the aggregate principal amount of debt securities that may be issued under them and provide that debt securities may be issued from time to time in one or more series. The debt securities will be our direct, unsecured obligations and will not be obligations of a bank or insured by the FDIC or any other government agency. Neither the indentures nor the debt securities will limit or otherwise restrict the amount of other indebtedness that we may incur or other securities that we or any of our subsidiaries may issue.

We refer you to the prospectus supplement or pricing supplement relating to each particular series of Offered Securities for definitions of the following terms of those Offered Securities:

•	the title;

•	any limit on the aggregate principal amount;

•	whether the Offered Securities are senior debt securities or subordinated debt securities;

•	the price or prices, expressed as a percentage of the aggregate principal amount of the Offered Securities, at which the Offered Securities will be issued;

•	the date or dates on which the Offered Securities will mature;

•	the rate or rates, which may be fixed or floating, per year at which the Offered Securities will bear interest, if any, or the method of determining the interest rates;

•	the date from which interest, if any, on the Offered Securities will accrue, the dates on which interest, if any, will be payable, the date on which payment of interest, if any, will commence and the regular record dates for such interest payment dates, if any;

•	the extent to which any of the Offered Securities will be issuable in the form of one or more temporary or permanent global securities, and if so, the identity of the depositary for the global securities, or the manner in which any interest payable on temporary or permanent global securities will be paid;

•	the dates, if any, on which, and the price or prices at which, we will, pursuant to any mandatory sinking fund provisions, or may, pursuant to any optional sinking fund or any purchase fund provisions, redeem the Offered Securities, and the other detailed terms and provisions of such sinking and/or purchase funds;

•	the date, if any, after which, and the price or prices at which, we may, pursuant to an optional redemption provision, redeem the Offered Securities or the holder of the Offered Securities may require us to redeem them, and the other detailed terms and provisions of such optional redemption;

•	the denomination or denominations in which the Offered Securities are authorized to be issued;

•	whether the Offered Securities will be issued as registered securities, bearer securities, or both and any limitations on the issuance of such bearer securities, including exchange for registered securities of the same series;

•	information with respect to book-entry procedures;

•	each office or agency where, subject to the terms of the applicable indenture, the Offered Securities may be presented for registration of transfer or exchange; and

•	any other terms of the Offered Securities, which will not be inconsistent with the provisions of the applicable indenture.

We may issue debt securities as original issue discount securities to be sold at a substantial discount below their principal amount. If we do, we will describe special federal income tax and other considerations relating to the original discount securities in the applicable prospectus supplement or pricing supplement.

We may issue debt securities as registered securities, bearer securities or both. Unless we otherwise indicate in the applicable prospectus supplement or pricing supplement, each series of debt securities will be registered securities. Debt securities issued as bearer securities will have interest coupons attached, unless issued as zero coupon securities. Unless we otherwise indicate in the applicable prospectus supplement or pricing supplement, we will issue registered securities only in denominations of $1,000 or integral multiples thereof and bearer securities only in denominations of $5,000 or integral multiples thereof.

We will not offer, sell or deliver bearer securities in connection with their original issuance in the United States or to any United States person other than to offices located outside the United States of certain United States financial institutions. “United States person” means any citizen or resident of the United States, any corporation, partnership or other entity created or organized in or under the laws of the United States or any estate or trust the income of which is subject to United States federal income taxation regardless of its source. “United States” means the United States of America, including the States and the District of Columbia, and its possessions. Purchasers of bearer securities will be subject to certification procedures and may be affected by certain limitations under United States tax laws. Those procedures and limitations will be described in the prospectus supplement relating to the offering of the bearer securities.

The applicable prospectus supplement will include a description of the requirements for certification of ownership by non-United States persons that will apply prior to the issuance of bearer securities or the payment of interest that occurs prior to the issuance of bearer securities.

Unless otherwise indicated in the applicable prospectus supplement or pricing supplement, registered securities of any series, other than a global security, except as set forth below, will be exchangeable into an equal aggregate principal amount of registered securities of the same series, tenor and terms of different authorized denominations and bearer securities may be exchanged for registered securities on the terms set forth in the applicable prospectus supplement. Registered securities will not be exchangeable for bearer securities. Unless otherwise indicated in the applicable prospectus supplement or pricing supplement, debt securities may be presented for exchange, and registered securities (other than a global security) may be presented for registration of transfer, at the offices of the appropriate trustee. We also may designate in the applicable prospectus supplement or pricing supplement the corporate trust department of Branch Bank as an office where the transfer of the registered securities may be registered.

No service charge will be made for any registration of transfer or exchange of the debt securities, but we may require payment sufficient to cover any tax or other governmental charge payable in connection therewith.

Neither indenture restricts us from incurring, assuming or becoming liable for any type of debt nor from creating, assuming, incurring or permitting to exist any mortgage, pledge, encumbrance, lien or charge on our property (except, with respect to the senior indenture, the voting stock of a Principal Constituent Bank). In addition, neither indenture requires us to maintain any financial ratios or specified levels of net worth or liquidity or any other provisions that would provide protection to holders of the debt securities due to a sudden or dramatic decline in the credit quality of the debt securities caused by a change in control, recapitalization or other capital restructuring.

Payment and Paying Agent

Unless otherwise indicated in the applicable prospectus supplement or pricing supplement, payment of principal of and any premium and interest on registered securities will be made at the office of the appropriate trustee, except that at our option interest may be paid by mailing a check to the address of the person entitled thereto as it appears on the security register (Section 3.02 of the senior indenture; Section 4.02 of the subordinated indenture). We also may designate in the applicable prospectus supplement or pricing supplement the corporate trust department of Branch Bank, as an office where principal and any premium and interest on registered securities may be paid. Paying agents will be named in the prospectus supplement or pricing supplement and may be terminated at any time.

Unless otherwise indicated in the applicable prospectus supplement, payment of principal of and any premium and interest on bearer securities will be made, subject to applicable laws and regulations, at such paying agencies outside the United States as we may designate from time to time. Any such payment may be made, at the option of the holder, by check or by transfer to an account maintained by the payee with a bank located outside the United States. Unless otherwise indicated in the applicable prospectus supplement, payment of interest on bearer securities will be made only against surrender of the coupon relating to the relevant interest payment date. No payment with respect to any bearer security will be made at any office or agency in the United States or by check mailed to any address in the United States or by transfer to an account maintained with a bank located in the United States.

Modification of the Indentures; Waiver of Covenants

Each indenture contains provisions permitting us and the trustee to modify the indenture with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding debt securities of each series affected thereby, except that, without the consent of the holder of each debt security affected thereby, no such modification may, among other things:

•	change the stated maturity date of the principal of or any premium, or any installment of interest on, any outstanding security;

•	reduce the principal amount of, or any premium or interest on, any outstanding security;

•	reduce the amount of principal of an original issue discount security payable upon acceleration of the maturity thereof;

•	change the place of payment of principal of, or any premium or interest on, any outstanding security;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any outstanding security;

•	reduce the percentage in principal amount of outstanding securities of any series the consent of whose holders is required for modification or amendment of the indenture or for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults and their consequences; or

•	in the case of the subordinated indenture, make any change in the subordination provisions that adversely affects the rights of any holder of subordinated debt securities.

Each indenture also contains provisions permitting us to amend the respective indenture without the consent of the holders of the debt securities to, among other things, cure any ambiguity or correct or supplement any provision contained in such indenture or in any supplemental indenture that may be defective or inconsistent with any other provision contained in such indenture or supplemental indenture, as the case may be.

Prior to any acceleration of the debt securities of any series, the holders of a majority in aggregate principal amount of the outstanding debt securities of such series may waive any past default or event of default under the applicable indenture, except a default under a covenant that cannot be modified without the consent of each holder of a debt security of the series affected thereby (Section 4.07(b) of the senior indenture; Section 5.07(b) of the subordinated indenture). In addition, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series may rescind a declaration of acceleration of the debt securities of any series before any judgment has been obtained if:

•	we pay the trustee certain amounts due the trustee plus all matured installments of principal of and any premium and interest on the debt securities of such series, other than installments due by acceleration, and interest on the overdue installments to the extent provided in the applicable indenture, and

•	all other defaults with respect to the debt securities of that series under the applicable indenture have been cured or waived (Section 4.01 of the senior indenture; Section 5.01 of the subordinated indenture).

Consolidation, Merger, Sale, Conveyance and Lease

Each indenture provides that we may not consolidate with or merge into another corporation, or convey, transfer or lease our properties and assets substantially as an entirety to any person unless:

•	the successor is organized under the laws of any domestic jurisdiction and assumes our obligations on the debt securities and under the applicable indenture;

•	after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, has occurred and is continuing; and

•	certain other conditions are met (Section 9.01 of the senior indenture; Section 10.01 of the subordinated indenture).

In that event, the successor will be substituted for us and, except in the case of a lease, we will be relieved of our obligations under the applicable indenture and the debt securities of each series (Section 9.02 of the senior indenture; Section 10.02 of the subordinated indenture).

The Trustee

We will have no material relationship with the trustee other than as trustee. Any Principal Constituent Bank may transact business with the trustee in the ordinary course.

The indentures, under the Trust Indenture Act of 1939, are deemed to contain certain limitations on the right of the trustee, as our creditor, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim, as security or otherwise. The trustee will be permitted to engage in transactions with us, provided that those transactions do not result in a material relationship between the trustee and us. The occurrence of a default under either indenture with respect to subordinated debt securities or senior debt securities could create a conflicting interest for the trustee under the Trust Indenture Act. If the default has not been cured or waived within 90 days after the trustee has or acquires a conflicting interest, the trustee generally is required by the Trust Indenture Act to eliminate such conflicting interest or resign as trustee with respect to the senior debt securities or the subordinated debt securities. In the event of the trustee’s resignation, we promptly will appoint a successor trustee with respect to the affected securities.

Senior Debt Securities

The senior debt securities will be our direct, unsecured obligations and will rank equally and ratably with all our outstanding unsecured and unsubordinated indebtedness.

Restriction on Sale or Issuance of Voting Stock of Principal Constituent Banks

Except as described above under “Consolidation, Merger, Sale, Conveyance and Lease,” the senior indenture prohibits our sale or other disposition of shares of or securities convertible into, or options, warrants or rights to subscribe for or purchase shares of voting stock of a Principal Constituent Bank or a Principal Constituent Bank’s issuance of its own shares of or securities convertible into, or options, warrants or rights to subscribe for or purchase its own shares of voting stock if, in each case, after giving effect to such transaction the Principal Constituent Bank would cease to be a Controlled Subsidiary. In addition, the senior indenture prohibits the merger or consolidation of a Principal Constituent Bank with any other corporation unless we are or a Controlled Subsidiary is the surviving corporation, and the lease, sale or transfer of all or substantially all the assets of a Principal Constituent Bank to any corporation or person, except to us or a Controlled Subsidiary or a person that, upon such lease, sale or transfer, will become our successor company or a Controlled Subsidiary. The senior indenture, however, does not prohibit any such sale, assignment, transfer or disposition of securities, any such merger or consolidation or any such lease, sale or transfer of properties and assets if required by law or as a condition imposed by law to the acquisition by us or any Controlled Subsidiary, directly or indirectly, of any person if, thereafter:

•	such person would be a Controlled Subsidiary;

•	our Consolidated Net Banking Assets would not be decreased; and

•	Branch Bank would still be a Controlled Subsidiary (Section 3.06).

“Controlled Subsidiary” means any subsidiary of which more than 80% of the aggregate voting power of the outstanding shares of the voting stock is at the time owned directly or indirectly by us or by one or more of our Controlled Subsidiaries, after giving effect to the issuance to any person other than us or any Controlled Subsidiary of voting stock of the subsidiary issuable on exercise of options, warrants or rights to subscribe for such voting stock or on conversion of securities convertible into such voting stock.

“Principal Constituent Bank” means Branch Bank and, at any time, any other bank subsidiary the total assets of which, as set forth in the most recent statement of condition of such bank subsidiary, equal more than 30% of the total assets of all bank subsidiaries as determined from the most recent statements of condition of the bank subsidiaries.

Limitation on Creation of Liens

The senior indenture provides that we will not create, assume, incur or suffer to exist any pledge, encumbrance or lien, as security for indebtedness for borrowed money, upon any shares of, or securities convertible into, or options, warrants or rights to subscribe for or purchase shares of, voting stock of a Principal Constituent Bank, if, treating the pledge, encumbrance or lien as a transfer to the secured party, the Principal Constituent Bank would not be a Controlled Subsidiary (Section 3.07).

Events of Default

The senior indenture defines an event of default with respect to any particular series of senior debt securities as being any one of the following events unless it is either inapplicable to a particular series or specifically deleted or modified for the senior debt securities of such series:

•	default for 30 days in the payment of any interest upon any of the senior debt securities of that series;

•	default in the payment of the principal of or any premium on any of the senior debt securities of that series when due;

•	default in the payment of any sinking fund installment or analogous obligation with respect to any of the senior debt securities of that series when due;

•

a default or event of default under any instrument under which there may be issued or borrowed, or by which there may be secured or evidenced, any of our indebtedness, other than the senior debt securities of that series or indebtedness to a subsidiary, or any indebtedness of any subsidiary, other than indebtedness of any subsidiary to us or to another subsidiary, shall happen and not less than $1,000,000 of such indebtedness shall be past due, or become due by acceleration, and such indebtedness or acceleration is not discharged or rescinded within 15 days after notice by the senior trustee or holders of at least 25% in aggregate principal amount of the outstanding senior debt securities of that series calculated in accordance with the formula set forth in such series in the case of a series of senior debt securities issued as original issue discount securities;

•	final judgment(s) or order(s) for the payment of money in excess of $1,000,000 is entered against us or one or more Principal Constituent Banks and within 90 days of entry is not discharged or the execution thereof is not stayed pending appeal, or within 90 days after the expiration of the stay the judgment(s) or order(s) is not discharged;

•	default in the observance or performance of any other covenant or agreement in the senior debt securities of such series or the senior indenture for 90 days after notice by the senior trustee or holders of at least 25% in aggregate principal amount of the outstanding senior debt securities of the series calculated in accordance with the formula set forth in such series in the case of a series of senior debt securities issued at an original issue discount; or

•	certain events of bankruptcy, insolvency or reorganization involving us or a Principal Constituent Bank (Section 4.01).

If an event of default with respect to the senior debt securities of any series shall occur and be continuing, the senior trustee or the holders of not less than 25% in aggregate principal amount (in the case of a series of senior debt securities issued at an original issue discount, calculated in accordance with the formula set forth in such series) of all the outstanding senior debt securities of that series may declare the principal (or in the case of a series of senior debt securities issued at an original issue discount, the amount calculated in accordance with the formula set forth in such series of senior debt securities) of all the securities of that series to be immediately due and payable (Section 4.01). The senior indenture provides that the senior trustee, within 90 days after the occurrence of a default with respect to senior debt securities of any series under the senior indenture, shall mail to the holders of the senior debt securities of that series notice of all uncured defaults known to it that have not been waived. The term “defaults” includes events specified above that, after notice or lapse of time or both, would become an event of default. Except in the case of default in the payment of principal of or any premium or interest on any of the senior debt securities of that series or in the making of any sinking fund payment or analogous obligation with respect to the senior debt securities of that series, however, the senior trustee may withhold such notice if it in good faith determines that withholding such notice is in the interest of the holders of the securities of that series (Section 4.08).

Subject to the provisions of the senior indenture relating to the duties of the senior trustee in case an event of default shall occur and be continuing, the senior trustee is under no obligation to exercise any of the rights or powers vested in it under the senior indenture at the request, order or direction of any of the holders of the senior debt securities, unless such holders offer to the senior trustee reasonable security or indemnity (Section 5.02(d)). Subject to certain limitations contained in the senior indenture, including among other limitations that the senior trustee will not be exposed to personal liability, the holders of a majority in aggregate principal amount of the outstanding senior debt securities of all series affected, voting as one class, have the right to direct the time, method and place of conducting any proceeding for any remedy available to the senior trustee, or exercising any trust or power conferred on the senior trustee (Section 4.07).

No holder of any senior debt security of any series will have any right to institute any proceeding with respect to the senior indenture or for any remedy thereunder, unless:

•	such holder previously shall have given to the senior trustee written notice of a continuing event of default with respect to senior debt securities of that series,

•

the holders of not less than 25% in aggregate principal amount (in the case of a series of senior debt securities issued at an original issue discount, calculated in accordance with the formula set forth in such series) of the outstanding senior debt securities of that series shall have made written request, and offered reasonable indemnity, to the senior trustee to institute such proceeding as trustee, and

•	the senior trustee shall not have received from the holders of a majority in principal amount of the outstanding senior debt securities of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days (Section 4.04).

The holder of any senior debt security, however, will have an absolute right to receive payment of the principal of and any premium and interest, if any, on such senior debt security on or after the due dates expressed in such senior debt security and to institute suit for the enforcement of any such payment (Section 4.04).

We are obligated to furnish annually to the senior trustee a statement as to our performance of our obligations under the senior indenture and as to any default in such obligations (Section 3.04).

Defeasance

We may terminate certain of our obligations under the senior indenture with respect to the senior debt securities of any series on the terms and subject to the conditions contained in the senior indenture, by:

•	depositing irrevocably with the senior trustee as trust funds in trust:

•	U.S. dollars or U.S. Government Obligations (as defined below) in an amount which through the payment of interest, principal and premium, if any, in respect thereof in accordance with their terms will provide, without any reinvestment of such interest, principal or premium, not later than one business day before the due date of any payment, money, or

•	a combination of money and U.S. Government Obligations sufficient to pay the principal of and any premium and interest on the senior debt securities of such series as such are due, and

•	satisfying certain other conditions precedent specified in the senior indenture.

Such deposit and termination are conditioned among other things upon our delivery of an opinion of independent counsel that the holders of the senior debt securities of such series will have no federal income tax consequences as a result of such deposit and termination. Such termination will not relieve us of our obligation to pay when due the principal of and premium and interest on the senior debt securities of such series if the senior debt securities of such series are not paid from the money or U.S. Government Obligations held by the senior trustee for payment thereof (Section 13.05).

“U.S. Government Obligations” means securities that are direct obligations of the United States of America for the payment of which its full faith and credit are pledged or obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof.

Subordinated Debt Securities

The subordinated debt securities will be our direct, unsecured obligations and will rank equally and ratably with all our outstanding subordinated indebtedness. The subordinated debt securities will have a minimum weighted maturity of at least five years.

Subordination

Our obligation to make any payment of principal, premium or interest on the subordinated debt securities, to the extent set forth in the subordinated indenture, will be subordinate and junior in right of payment to the prior payment in full of all existing and future senior indebtedness, as that term is defined in the subordinated indenture. Upon any distribution of our assets upon any dissolution, winding up, liquidation or reorganization, the holders of senior indebtedness are entitled to receive payment in full of principal and any premium and interest before the holders of the subordinated debt securities are entitled to receive any payment on account of the principal of and any premium or interest on the subordinated debt securities. In a reorganization or readjustment, however, holders of the subordinated debt securities may receive our securities or securities of any other corporation that are subordinated to both senior indebtedness and any securities received in the reorganization or readjustment by holders of senior indebtedness, except to the extent that any securities so received are by their terms expressly not superior in right of payment to the subordinated debt securities (Section 3.03). Our dissolution, winding up, liquidation or reorganization following a conveyance, transfer or lease of our properties and assets substantially as an entirety in compliance with the terms described above under “Consolidation, Merger, Sale, Conveyance and Lease” will not be deemed to be a dissolution, winding up, liquidation or reorganization for this purpose (Section 3.03(d)). In addition, we may not pay principal of, or any premium or interest on, the subordinated debt securities and may not acquire any subordinated debt securities for cash or property other than our capital stock if a default on senior indebtedness occurs and is continuing that permits holders of such senior indebtedness to accelerate its maturity and such default is the subject of judicial proceedings or we receive written notice of such default from a representative of all holders of the senior indebtedness. If we receive any such notice, a similar notice received within 360 days thereafter relating to the same default on the same issue of senior indebtedness shall not be effective for such purpose. We may resume payments on the subordinated debt securities and may acquire them when that default is cured or waived or shall have ceased to exist, or the senior indebtedness to which such default relates shall have been paid in full in cash or cash equivalents or if that default is not the subject of judicial proceedings, 120 days pass after we receive such written notice (Section 3.02(b)).

By reason of this subordination, in the event of our insolvency, holders of senior indebtedness may receive more, ratably, and holders of the subordinated debt securities may receive less, ratably, than other of our creditors. However, this subordination will not prevent the occurrence of any event of default (Section 3.12).

The subordinated indenture does not restrict the incurrence of additional senior indebtedness.

“Senior indebtedness” means:

(i) the principal of, premium, if any, and interest on all indebtedness of BB&T for money borrowed, whether outstanding on the date of the execution of the subordinated indenture or thereafter created, assumed or incurred;

(ii) all obligations to make payment pursuant to the terms of financial instruments, such as

•	securities contracts and foreign exchange contracts;

•	derivative instruments, such as swap agreements (including interest rate and foreign exchange rate swap agreements), cap agreements, floor agreements, collar agreements, interest rate agreements, foreign exchange agreements, options, commodity futures contracts and commodity options contracts; and

•	similar financial instruments;

(iii) indebtedness and obligations of others of the kind described in (i) and (ii) above for the payment of which BB&T is responsible or liable as guarantor or otherwise; and

(iv) any deferral, renewal or extension of any senior indebtedness (as defined in clauses (i) through (iii) above);

provided, however, that in the case of clauses (i) and (ii) above, such indebtedness and obligations that are expressly stated to rank junior in right of payment to, or pari passu in right of payment with, the subordinated debt securities issued under the subordinated indenture shall not be “senior indebtedness.”

Limited Rights of Acceleration

Unless otherwise specified in the prospectus supplement or pricing supplement relating to any series of subordinated debt securities, payment of principal of the subordinated debt securities may be accelerated only in the case of an “Acceleration Event” which is defined in the indenture as any of the bankruptcy, insolvency or reorganization events with respect to us that constitute an event of default. There is no right of acceleration in the case of a default in the payment of principal of or any premium or interest on the subordinated debt securities or our performance of any other covenant in the subordinated indenture.

Conversion or Exchange

If and to the extent mentioned in the relevant prospectus supplement, any subordinated debt securities series may be convertible or exchangeable into other debt securities or common stock, preferred stock or depositary shares. The specific terms on which any subordinated debt securities series may be so converted or exchanged will be described in the relevant prospectus supplement. These terms may include provisions for conversion or exchange, either mandatory, at the holder’s option or at our option, in which case the amount or number of securities the subordinated debt securities holders would receive would be calculated at the time and in the manner described in the relevant prospectus supplement.

Events of Default

The subordinated indenture defines an event of default with respect to any particular series of subordinated debt securities as being any one of the following events unless it is either inapplicable to a particular series or specifically deleted or modified for the subordinated debt securities of that series:

•	default for 30 days in the payment of any interest on any of the subordinated debt securities of that series;

•	default in the payment of the principal of or any premium on any of the subordinated debt securities of that series when due;

•	default in the payment of any sinking fund installment or analogous obligation with respect to that series when due;

•	a default or event of default under any instrument under which there may be issued or borrowed, or by which there may be secured or evidenced, any of our indebtedness, other than the subordinated debt securities of that series or indebtedness to a subsidiary, or any indebtedness of any subsidiary, other than indebtedness of any subsidiary owing to us or to another subsidiary, shall happen and not less than $1,000,000 of such indebtedness shall be past due, or become due by acceleration, and such indebtedness or acceleration is not discharged or rescinded within 15 days after notice by the subordinated trustee or holders of at least 25% in aggregate principal amount (in the case of a series of subordinated debt securities issued at an original issue discount, calculated in accordance with the formula set forth in such series) of the outstanding subordinated debt securities of that series;

•	final judgment(s) or order(s) for the payment of money in excess of $1,000,000 is entered against us or one or more Principal Constituent Banks and within 90 days of entry is not discharged, or the execution thereof is not stayed pending appeal, or within 90 days after the expiration of the stay, the judgment(s) or order(s) is not discharged;

•	default in the observance or performance of any other covenant or agreement in the subordinated debt securities of such series or the subordinated indenture for 90 days after notice by the subordinated trustee or holders of at least 25% in aggregate principal amount (in the case of a series of subordinated debt securities issued at an original issue discount, calculated in accordance with the formula set forth in such series) of the outstanding subordinated debt securities of the series; or

•	certain events of bankruptcy, insolvency or reorganization involving us or a Principal Constituent Bank (Section 5.01).

Rights of acceleration in case an event of default occurs are limited. See “Limited Rights of Acceleration.”

In case an Acceleration Event shall have occurred and be continuing, the subordinated trustee or the holders of not less than 25% in aggregate principal amount (in the case of a series of subordinated debt securities issued at an original issue discount, calculated in accordance with the formula set forth in such series) of the outstanding subordinated debt securities of that series may declare the principal (or, in the case of a series of subordinated debt securities issued at an original issue discount, the amount calculated in accordance with the formulas set forth in such series of subordinated debt securities) of all the securities of such series to be immediately due and payable (Section 5.01). The subordinated indenture provides that the subordinated trustee, within 90 days after the occurrence of a default with respect to subordinated debt securities of any series under the subordinated indenture, shall mail to the holders of the subordinated debt securities of that series notice of all uncured defaults known to it that have not been waived. The term “defaults” includes events specified above which, after notice or lapse of time or both, would become an event of default. Except in the case of default in the payment of principal of or any premium or interest on any of the subordinated debt securities of that series or in the making of any sinking fund payment or analogous obligation with respect to the subordinated debt securities of that series, however, the subordinated trustee may withhold such notice if it in good faith determines that withholding such notice is in the interest of the holders of the subordinated debt securities of that series (Section 5.08).

Subject to the provisions of the subordinated indenture relating to the duties of the subordinated trustee in case an event of default shall occur and be continuing, the subordinated trustee is under no obligation to exercise any of the rights or powers vested in it under the subordinated indenture at the request, order or direction of any of the holders of the subordinated debt securities, unless such holder offers to the subordinated trustee reasonable security or indemnity (Section 6.02(d)). Subject to certain limitations contained in the subordinated indenture, including among other limitations that the subordinated trustee will not be exposed to personal liability, the holders of a majority in aggregate principal amount of the outstanding subordinated debt securities of all series affected, voting as one class, have the right to direct the time, method and place of conducting any proceeding for any remedy available to the subordinated trustee, or exercising any trust or power conferred on the subordinated trustee (Section 5.07).

No holder of any subordinated debt security of any series will have any right to institute any proceeding with respect to the subordinated indenture or for any remedy thereunder unless:

•	such holder previously shall have given to the subordinated trustee written notice of a continuing event of default with respect to subordinated debt securities of that series, and

•	the holders of not less than 25% in aggregate principal amount (in the case of a series of subordinated debt securities issued at an original issue discount, calculated in accordance with the formula set forth in such series) of the outstanding subordinated debt securities of that series shall have made written request, and offered reasonable indemnity, to the subordinated trustee to institute such proceeding as trustee, and

•	the subordinated trustee shall not have received from the holders of a majority in principal amount of the outstanding subordinated debt securities of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days (Section 5.04).

The holder of any subordinated debt security will have an absolute right, however, to receive payment of the principal of and any premium and interest on such subordinated debt security on or after the due dates expressed in such subordinated debt security and to institute suit for the enforcement of any such payment (Section 5.04).

We are obligated to furnish to the subordinated trustee annually a statement as to our performance of our obligations under the subordinated indenture and as to any default in such obligations (Section 4.04).

DESCRIPTION OF PREFERRED STOCK

Our articles of incorporation authorize us to issue up to 5,000,000 shares of preferred stock in one or more series, and our board has the authority to fix the voting, conversion, exchange, redemption, liquidation and other rights, preferences, privileges, qualifications and limitations of the preferred stock, all without any further vote or action by our shareholders. Of the 5,000,000 shares of preferred stock that we are authorized to issue, we have reserved for issuance 2,000,000 shares, and have designated such shares as our Series B Junior Participating Preferred Stock, in connection with our shareholder rights plan described below under “Description of Common Stock.” No shares of preferred stock are currently outstanding. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock, and adversely affect the rights and powers, including voting rights, of such holders. We will describe the particular terms of any series of preferred stock in the applicable prospectus supplement. When issued, shares of preferred stock will be fully paid and nonassessable.

The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holders to block such a transaction. We could also issue shares of preferred stock to facilitate a business combination proposed by us in opposition to an unsolicited acquisition proposal. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although the board of directors is required to make any determination to issue such stock based on its judgment as to the best interests of our shareholders, the board could act in a manner that would discourage an acquisition attempt or other transaction that some or even a majority of the shareholders might believe to be in their best interests or in which shareholders might receive a premium for their stock over the then market price of such stock. The board of directors does not at present intend to seek shareholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or the rules of any market on which our securities are traded.

Under Federal Reserve Board regulations, if the holders of any series of preferred stock become entitled to vote for the election of directors because dividends on that series are in arrears, that series may then be deemed a “class of voting securities,” and a holder of 25% or more of that series (or a holder of 5% or more if it otherwise exercises a “controlling influence” over us) may then be subject to regulation as a bank holding company. In addition, in that event

•	any bank holding company may be required to obtain Federal Reserve Board approval, and any foreign bank, and any company that controls a foreign bank, that has certain types of U.S. banking operations may be required to obtain Federal Reserve Board approval under the International Banking Act of 1978, to acquire 5% or more of any series of preferred stock, and

•	any person other than a bank holding company may be required to obtain Federal Reserve Board approval under the Change in Bank Control Act to acquire 10% or more of that series of preferred stock.

DESCRIPTION OF DEPOSITARY SHARES

The description set forth below and in any prospectus supplement of certain provisions of the deposit agreement and of the depositary shares and depositary receipts does not purport to be complete and is subject to and qualified in its entirety by reference to the forms of deposit agreement and depositary receipts relating to each series of preferred stock which have been or will be filed with the SEC in connection with the offering of such series of preferred stock.

General

At our option, we may elect to offer fractional interests in shares of preferred stock, rather than shares of preferred stock. If we exercise this option, we will provide for the issuance by a depositary to the public of receipts for depositary shares. Each depositary share will represent fractional interests of a particular series of preferred stock, which will be set forth in the prospectus supplement relating to a particular series of preferred stock.

The shares of any series of preferred stock underlying the depositary shares will be deposited under a separate deposit agreement between us and a bank or trust company selected by us having its principal office in the United States and having a combined capital and surplus of at least $50,000,000. The prospectus supplement relating to a series of depositary shares will set forth the name and address of the depositary. Subject to the terms of the deposit agreement, each owner of depositary shares will be entitled, in proportion to the applicable fractional interests in shares of preferred stock underlying such depositary shares, to all the rights and preferences of the preferred stock underlying such depositary shares including dividend, voting, redemption, conversion and liquidation rights.

The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Depositary receipts will be distributed to those persons purchasing the fractional interests in shares of the related series of preferred stock in accordance with the terms of the offering described in the related prospectus supplement.

Dividends and Other Distributions

The depositary will distribute all cash dividends or other cash distributions received in respect of preferred stock to the record holders of depositary shares relating to such preferred stock in proportion to the numbers of such depositary shares owned by such holders on the relevant record date. The depositary shall distribute only the amount, however, that can be distributed without attributing to any holder of depositary shares a fraction of one cent, and any balance not so distributed shall be added to and treated as part of the next sum received by the depositary for distribution to record holders of depositary shares.

In the event of a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary shares entitled thereto, unless the depositary determines that it is not feasible to make such distribution. If this happens, the depositary may, with our approval, sell the property and distribute the net sale proceeds to the holders.

The deposit agreement will also contain provisions relating to the manner in which any subscription or similar rights offered by us to holders of the preferred stock shall be made available to the holders of depositary shares.

Redemption of Depositary Shares

If a series of the preferred stock underlying the depositary shares is subject to redemption, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption, in whole or in part, of such series of the preferred stock held by the depositary. The depositary shall mail notice of redemption not less than 30 and not more than 60 days prior to the date fixed for redemption to the record holders of the depositary shares to be so redeemed at their respective addresses appearing in the depositary’s books. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to that series of the preferred stock. Whenever we redeem shares of preferred stock held by the depositary, the depositary will redeem as of the same redemption date the number of depositary shares relating to shares of preferred stock so redeemed. If less than all of the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as may be determined by the depositary.

After the date fixed for redemption, the depositary shares called for redemption will no longer be deemed to be outstanding and all rights of the holders of the depositary shares will cease, except the right to receive the money, securities or other property payable upon such redemption and any money, securities or other property to which the holders of the depositary shares were entitled upon such redemption upon surrender to the depositary of the depositary receipts evidencing the depositary shares.

Voting the Preferred Stock

Upon receipt of notice of any meeting at which the holders of the preferred stock are entitled to vote, the depositary will mail the information contained in such notice of meeting to the record holders of the depositary shares relating to such preferred stock. Each record holder of depositary shares on the record date, which will be the same date as the record date for the preferred stock, will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the number of shares of preferred stock underlying such holder’s depositary shares. The depositary will endeavor, insofar as practicable, to vote the number of shares of preferred stock underlying such depositary shares in accordance with such instructions, and we will agree to take all action that the depositary may deem necessary to enable the depositary to do so.

Amendment and Termination of Depositary Agreement

We may enter into an agreement with the depositary at any time to amend the form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement. However, the holders of a majority of the depositary shares must approve any amendment which materially and adversely alters the rights of the existing holders of depositary shares. A deposit agreement may be terminated by us or by the depositary only if all outstanding depositary shares relating thereto have been redeemed or there has been a final distribution in respect of the preferred stock of the relevant series in connection with any liquidation, dissolution or winding up and such distribution has been distributed to the holders of the related depositary shares.

Charges of Depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will also pay charges of the depositary in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary shares will pay transfer and other taxes and governmental charges and such other charges as are expressly provided in the deposit agreement to be for their accounts.

Resignation and Removal of Depositary

The depositary may resign at any time by delivering to us notice of its election to do so, and we may at any time remove the depositary, any such resignation or removal to take effect upon the appointment of a successor depositary and its acceptance of such appointment. Such successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

Miscellaneous

The depositary will forward to the holders of depositary shares all reports and communications from us which are delivered to the depositary and which we are required to furnish to the holders of the preferred stock.

Neither the depositary nor BB&T will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the deposit agreement. The obligations of BB&T and the depositary under the deposit agreement will be limited to performance in good faith of their duties thereunder and they will not be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. They may rely upon written advice of counsel or accountants, or information provided by persons presenting preferred stock for deposit, holders of depositary shares or other persons believed to be competent and on documents believed to be genuine.

DESCRIPTION OF COMMON STOCK

We are authorized to issue 1,000,000,000 shares of common stock, par value $5.00 per share. As of November 30, 2003, there were 541,941,609 shares of common stock outstanding.

Holders of shares of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. There are no cumulative voting rights with respect to the election of directors. Accordingly, the holder or holders of a majority of the outstanding shares of common stock will be able to elect our entire board of directors. Holders of common stock have no preemptive rights to acquire additional shares and are entitled to such dividends as may be declared by the board of directors out of legally available funds. The common stock is not entitled to any sinking fund, redemption or conversion provisions. If BB&T liquidates, dissolves or winds up its business, the holders of common stock will be entitled to share ratably in our net assets remaining after the payment of all creditors, if any, and the liquidation preferences of any preferred shareholders. When issued, the shares of common stock will be fully paid and nonassessable. The common stock is listed on the New York Stock Exchange under the symbol “BBT.” The transfer agent and registrar for the common stock is Branch Bank.

Shareholder Rights Plan

On December 17, 1996, the board of directors adopted a shareholder rights plan pursuant to which stock purchase rights were distributed as a dividend to our common shareholders at a rate of one right for each share of common stock held of record as of January 17, 1997 and for each share of stock issued thereafter. Each right entitles the holder to purchase from BB&T 1/100th of a share of BB&T Series B Junior Participating Preferred Stock (which is substantially equivalent to one share of our common stock) at a price of $145.00, subject to anti-dilution adjustments, or, under certain circumstances, other securities or property.

The rights plan is designed to enhance the board’s ability to prevent an acquiror from depriving shareholders of the long-term value of their investment and to protect shareholders against attempts to acquire BB&T by means of unfair or abusive takeover tactics that have been prevalent in many unsolicited takeover attempts.

Under the rights plan, the rights will become exercisable only if a person or a group acquires or commences a tender offer for 20% or more of our outstanding common stock or our board declares any person to be an “adverse person.” Our board will declare a person to be an adverse person upon its determinations

•	that the person, alone or together with its affiliates and associates, has or will become the beneficial owner of 10% or more of our common stock and

•	that the beneficial ownership by the person (a) is intended or is reasonably likely to cause us to repurchase the common stock beneficially owned by the person or otherwise provide the person with short-term financial gain contrary to our best long-term interests, (b) is reasonably likely to have a material adverse effect on our business or prospects or (c) otherwise is not in the best interests of BB&T and our shareholders, employees, customers and communities in which we and our subsidiaries do business.

Until they become exercisable, the rights attach to and trade with the common stock. The rights will expire December 31, 2006. The rights may be redeemed by the board at $0.01 per right until 10 days after a person or group has accumulated 20% or more of the common stock or, if earlier, the effective date of the board’s declaration that a person has become an adverse person. All rights held or acquired by a person or group holding 20% or more of our shares or by an adverse person are void.

If a person or group acquired 25% or more of our common stock or the board declared a person to be an adverse person, the rights would then be modified to represent the right to receive, for the exercise price, common stock having a value worth twice the exercise price.

If we were acquired in a merger or other business combination at any time after a person or group has acquired 20% or more of our common stock, the rights would be modified so as to entitle a holder to buy a number of shares of common stock of the acquiring entity having a market value of twice the exercise price of each right.

Other Provisions

Our articles and bylaws contain various provisions which may discourage or delay attempts to gain control of BB&T. Our articles include provisions

•	classifying the board of directors into three classes, each class to serve for three years, with one class elected annually;

•	authorizing the board of directors to fix the size of the board between three and 30 directors;

•	authorizing directors to fill vacancies on the board occurring between annual shareholder meetings;

•	providing that directors may be removed only for cause and only by majority vote of shares entitled to vote;

•	authorizing only the board of directors, BB&T’s chief executive officer, president or secretary to call a special meeting of shareholders; and

•	requiring a vote by the holders of two-thirds of the common stock to alter certain of the above provisions.

Our bylaws include specific conditions under which business may be transacted at annual shareholders’ meetings, and persons may be nominated for election as directors at annual shareholders’ meetings.

Under the Bank Holding Company Act, any “company” would be required to obtain Federal Reserve Board approval before acquiring 25% or more of the outstanding common stock of BB&T. If the acquiror is a bank holding company, this approval is required before acquiring 5% of the outstanding stock. Obtaining “control” over BB&T would also require Federal Reserve Board prior approval. “Control” generally means

•	the ownership or control of 25% or more of a bank holding company voting securities class,

•	the ability to elect a majority of the bank holding company’s directors, or

•	the ability otherwise to exercise a controlling influence over the bank holding company’s management and policies.

Certain provisions of the North Carolina banking statute apply to the acquisition of voting stock resulting in the change of control of a bank or bank holding company if the acquisition is not otherwise subject to approval under the federal Bank Holding Company Act or does not involve acquisition of voting stock of a bank holding company whose principal banking subsidiary is a national bank. The North Carolina statutes provide that the acquisition may not be consummated without prior approval of the Commissioner of Banks, upon application filed 60 days before the effective date. For these purposes, acquisition of control is presumed upon acquisition of 10 percent or more of the outstanding voting stock of the bank or bank holding company.

In addition, the federal Change in Bank Control Act prohibits a person or group of persons (not constituting a “company” under the Bank Holding Company Act) from acquiring “control” of a bank holding company unless the Federal Reserve Board has been given 60 days’ prior written notice of the proposed acquisition, and within that time period, the Federal Reserve Board has not issued a notice disapproving the proposed acquisition or extending for up to another 30 days the period during which such a disapproval may be issued, or unless the acquisition otherwise requires Federal Reserve Board approval. An acquisition may be made before expiration of the disapproval period if the Federal Reserve Board issues written notice that it intends not to disapprove the action. It is generally assumed that the acquisition of more than 10% of a class of voting stock of a bank holding company with publicly held securities, such as BB&T, would constitute the acquisition of control.

The North Carolina Control Share Acquisition Act applies to BB&T. This Act is designed to protect shareholders of publicly owned North Carolina corporations based in the state against certain changes in control and to provide shareholders with the opportunity to vote on whether to afford voting rights to certain shareholders. The Act is triggered upon the acquisition by a person of shares of voting stock of a covered corporation that, when added to all other shares beneficially owned by the person, would result in that person holding one-fifth, one-third or a majority of the voting power in the election of directors. Under the Act, shares that are the subject of an acquisition causing a person to cross any of these thresholds have no voting rights until they are conferred by the affirmative vote of the holders of a majority of all outstanding voting shares, excluding those shares held by any person involved or proposing to be involved in the acquisition of shares in excess of the thresholds, any officer of the corporation and any employee of the corporation who is also a director of the corporation. If voting rights are conferred on the acquired shares, all shareholders of the corporation have the right to require that their shares be redeemed at the highest price paid per share by the acquiror for any of the acquired shares.

In addition, in certain instances the ability of our board to issue authorized but unissued shares of common stock or preferred stock may have an anti-takeover effect.

Existence of the above provisions could result in our being less attractive to a potential acquiror, or result in our shareholders receiving less for their shares of common stock than otherwise might be available if there were a takeover attempt.

DESCRIPTION OF WARRANTS

We may issue warrants including warrants to purchase debt securities, warrants to purchase common stock or preferred stock, and warrants to purchase equity securities issued by an unaffiliated corporation or other entity and held by us. We may issue warrants independently of or together with any other securities, and the warrants may be attached to or separate from such securities. We will issue each series of warrants under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent in connection with the warrant of such series and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants. The following sets forth certain general terms and provisions of the warrants that we may offer. Further terms of the warrants and the applicable warrant agreement will be set forth in the applicable prospectus supplement.

Debt Warrants

The applicable prospectus supplement will describe the terms of any debt warrants, including the following:

•	the title of the debt warrants;

•	the offering price for the debt warrants, if any;

•	the aggregate number of the debt warrants;

•	the designation and terms of the debt securities purchasable upon exercise of the debt warrants;

•	if applicable, the designation and terms of the securities with which the debt warrants are issued and the number of debt warrants issued with each of these securities;

•	if applicable, the date after which the debt warrants and any securities issued with the warrants will be separately transferable;

•	the principal amount of debt securities purchasable upon exercise of a debt warrant and the purchase price;

•	the dates on which the right to exercise the debt warrants begins and expires;

•	if applicable, the minimum or maximum amount of the debt warrants that may be exercised at any one time;

•	whether the debt warrants represented by the debt warrant certificates or debt securities that may be issued upon exercise of the debt warrants will be issued in registered or bearer form;

•	information with respect to any book-entry procedures;

•	the currency, currencies or currency units in which the offering price, if any, and the exercise price are payable;

•	if applicable, a discussion of certain United States federal income tax considerations;

•	any antidilution provisions of the debt warrants;

•	any redemption or call provisions applicable to the debt warrants; and

•	any additional terms of the debt warrants, including terms, procedures and limitations relating to the exchange and exercise of the debt warrants.

Stock and Other Warrants

The applicable prospectus supplement will describe the terms of any stock warrants or other warrants to purchase equity securities issued by an unaffiliated corporation or other entity and held by us, including the following:

•	the title of the stock warrants or other warrants;

•	the offering price of the stock warrants or other warrants, if any;

•	the aggregate number of the stock warrants or other warrants;

•	the designation and terms of the common stock, preferred stock or equity securities issued by an unaffiliated corporation or other entity and held by us that is purchasable upon exercise of the stock warrants or other warrants;

•	if applicable, the designation and terms of the securities with which the stock warrants or other warrants are issued and the number of such stock warrants or other warrants issued with each such security;

•	if applicable, the date after which the stock warrants or other warrants and any securities issued with the warrants will be separately transferable;

•	the number of shares of common stock, preferred stock or equity securities issued by an unaffiliated corporation or other entity and held by us purchasable upon exercise of a stock warrant or other warrant and the purchase price;

•	the dates on which the right to exercise the stock warrants or other warrants begins and expires;

•	if applicable, the minimum or maximum amount of the stock warrants or other warrants which may be exercised at any one time;

•	the currency, currencies or currency units in which the offering price, if, any, and the exercise price are payable;

•	if applicable, a discussion of certain United States federal income tax considerations;

•	any antidilution provisions of the stock warrants or other warrants;

•	any redemption or call provisions applicable to the stock warrants or other warrants; and

•	any additional terms of the stock warrants or other warrants, including terms, procedures and limitations relating to the exchange and exercise of the stock warrants or other warrants.

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and us to sell to the holders, a specified number of shares of our common stock, preferred stock or depositary shares at a future date or dates. The price per share of common stock, preferred stock or depositary shares and the number of shares of each may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as part of units, often known as stock purchase units, consisting of a stock purchase contract and beneficial interests in:

•	debt securities,

•	debt obligations of third parties, including U.S. treasury securities, or

•	trust preferred securities issued by trusts, all of whose common securities are owned by us or by one of our subsidiaries,

securing the holders’ obligations to purchase the common stock, preferred stock or depositary shares under the stock purchase contracts. The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase units or vice versa, and these payments may be unsecured or prefunded on some basis. The stock purchase contracts may require holders to secure their obligations under those contracts in a specified manner.

The applicable prospectus supplement will describe the terms of the stock purchase contracts and stock purchase units, including, if applicable, collateral or depositary arrangements.

GLOBAL SECURITIES

Book-Entry, Delivery and Form

We have obtained the information in this section concerning DTC, Clearstream, Euroclear and the book-entry system and procedures from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

Unless otherwise mentioned in the relevant prospectus supplement, we anticipate that securities other than common stock will be issued in the form of one or more global certificates, or “global securities,” registered in the name of a depositary or its nominee. Unless otherwise mentioned in the relevant prospectus supplement, the depositary will be The Depository Trust Company, commonly referred to as DTC, and global securities will be registered, at the request of DTC, in the name of Cede & Co. Beneficial interests in the global securities will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Unless otherwise mentioned in the relevant prospectus supplement, investors may elect to hold their interests in the global securities through either DTC (in the United States) or (in Europe) through Clearstream Banking, société anonyme, or through Euroclear Bank S.A./N.V., as operator of the Euroclear System. Investors may hold their interests in the securities directly if they are participants in such systems, or indirectly through organizations that are participants in these systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold these interests in customers’ securities accounts in the depositaries’ names on the books of DTC. Unless otherwise mentioned in the relevant prospectus supplement, Citibank, N.A. will act as depositary for Clearstream and J.P. Morgan Chase & Co. will act as depositary for Euroclear. We refer to Citibank and J.P. Morgan Chase in these capacities as the “U.S. Depositaries.” Beneficial interests in the global securities will be held in authorized denominations of such securities. Except as set forth below, the global securities may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee.

Securities represented by a global security can be exchanged for definitive securities in registered form only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary for that global security and we do not appoint a successor depositary within 90 days after receiving that notice;

•	at any time DTC ceases to be a clearing agency registered under the Securities Exchange Act of 1934 and we do not appoint a successor depositary within 90 days after becoming aware that DTC has ceased to be registered as a clearing agency;

•	we in our sole discretion determine that that global security will be exchangeable for definitive securities in registered form and notify the trustee of our decision; or

•	an event of default with respect to the securities represented by that global security has occurred and is continuing.

A global security that can be exchanged as described in the preceding sentence will be exchanged for definitive securities issued in authorized denominations of such securities in registered form for the same aggregate amount. The definitive securities will be registered in the names of the owners of the beneficial interests in the global security as directed by DTC.

If applicable, we will make payments with respect to all securities represented by a global security to the paying agent which in turn will make payment to DTC or its nominee, as the case may be, as the sole registered owner and the sole holder of the securities represented by global securities. Accordingly, we, the trustee and any paying agent will have no responsibility or liability for:

•	any aspect of DTC’s records relating to, or payments made on account of, beneficial ownership interests in a note represented by a global security;

•	any other aspect of the relationship between DTC and its participants or the relationship between those participants and the owners of beneficial interests in a global security held through those participants; or

•	the maintenance, supervision or review of any of DTC’s records relating to those beneficial ownership interests.

DTC has advised us that its current practice is to credit participants’ accounts on each payment date with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global security as shown on DTC’s records, upon DTC’s receipt of funds and corresponding detail information. The underwriter will initially designate the accounts to be credited. Payments by participants to owners of beneficial interests in a global security will be governed by standing instructions and customary practices, as is the case with securities held for customer accounts registered in “street name,” and will be the sole responsibility of those participants.

DTC

So long as DTC or its nominee is the registered owner of a global security, DTC or its nominee, as the case may be, will be considered the sole owner and holder of the securities represented by that global security for all purposes of the securities. Owners of beneficial interests in the securities will not be entitled to have securities registered in their names. Accordingly, each person owning a beneficial interest in a global security must rely on the procedures of DTC and, if that person is not a DTC participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder of securities. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of the securities in certificated form. These laws may impair the ability to transfer beneficial interests in a global security.

We understand that, under existing industry practices, if we request holders to take any action, or if an owner of a beneficial interest in a global security desires to take any action which a holder is entitled to take, then DTC would authorize the participants holding the relevant beneficial interests to take that action and those participants would authorize the beneficial owners owning through such participants to take that action or would otherwise act upon the instructions of beneficial owners owning through them.

Beneficial interests in a global security will be shown on, and transfers of those ownership interests will be effected only through, records maintained by DTC and its participants for that global security. The conveyance of notices and other communications by DTC to its participants and by its participants to owners of beneficial interests in the securities will be governed by arrangements among them, subject to any statutory or regulatory requirements in effect.

DTC, the world’s largest depository, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds and provides asset servicing for over 2 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments from over 85 countries that DTC’s participants deposit with DTC. DTC also facilitates the post-trade settlement among its participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between its participants’ accounts. This eliminates the need for physical movement of securities certificates. DTC participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation, or DTCC. DTCC, in turn, is owned by a number of DTC’s participants and subsidiaries of DTC, as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others, such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with DTC’s participants, either directly or indirectly. The DTC Rules applicable to its participants are on file with the SEC. More information about DTC can be found at www.dtcc.com.

Clearstream

Clearstream has advised us that it is incorporated under the laws of Luxembourg as a bank. Clearstream holds securities for its participating organizations, or “Clearstream Participants,” and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to Clearstream Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interacts with domestic securities markets in a number of countries through established depository and custodial relationships. As a bank, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (Commission de Surveillance du Secteur Financier). Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriter. Clearstream’s U.S. Participants are limited to securities brokers and dealers and banks. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant either directly or indirectly.

Distributions with respect to securities held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Clearstream.

Euroclear

Euroclear has advised us that it was created in 1968 to hold securities for participants of Euroclear, or “Euroclear Participants,” and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear performs various other services, including securities lending and borrowing and interacts with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V., or the “Euroclear Operator,” under contract with Euroclear Clearance Systems plc, a Belgian corporation. All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not Euroclear Clearance Systems. Euroclear Clearance Systems establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks, including central banks, securities brokers and dealers and other professional financial intermediaries and may include the underwriter. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

The Euroclear Operator is a Belgian bank. As such it is regulated by the Belgian Banking Commission.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law, which we refer to in this prospectus as the “Terms and Conditions.” The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.

Distributions with respect to securities held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary for Euroclear.

Euroclear has further advised us that investors that acquire, hold and transfer interests in the securities by book-entry through accounts with the Euroclear Operator or any other securities intermediary are subject to the laws and contractual provisions governing their relationship with their intermediary, as well as the laws and contractual provisions governing the relationship between such an intermediary and each other intermediary, if any, standing between themselves and the global securities.

The Euroclear Operator has advised us that under Belgian law, investors which are credited with securities on the records of the Euroclear Operator have a co-proprietary right in the fungible pool of interests in securities on deposit with the Euroclear Operator in an amount equal to the amount of interests in securities credited to their accounts. In the event of the insolvency of the Euroclear Operator, Euroclear Participants would have a right under Belgian law to the return of the amount and type of interests in securities credited to their accounts with the Euroclear Operator. If the Euroclear Operator did not have a sufficient amount of interests in securities on deposit of a particular type to cover the claims of all Euroclear Participants credited with such interests in securities on the Euroclear Operator’s records, all Euroclear Participants having an amount of interests in securities of such type credited to their accounts with the Euroclear Operator would then have the right under Belgian law only to the return of their pro rata share of the amount of interests in securities actually on deposit.

Under Belgian law, the Euroclear Operator is required to pass on the benefits of ownership in any interests in securities on deposit with it (such as dividends, voting rights and other entitlements) to any person credited with such interest in securities on its records.

Global Clearance and Settlement Procedures

Initial settlement for the securities will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled using the procedures applicable to U.S. corporate debt obligations. Secondary market trading between Clearstream Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream Participants or Euroclear Participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving securities through DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream Participants and Euroclear Participants may not deliver instructions directly to their respective U.S. Depositaries.

Because of time-zone differences, credits of securities received through Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in such securities settled during such processing will be reported to the relevant Euroclear Participants or Clearstream Participants on such business day. Cash received in Clearstream or Euroclear as a result of sales of securities by or through a Clearstream Participant or a Euroclear Participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of securities among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be modified or discontinued at any time. Neither we nor the paying agent will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective direct or indirect participants of their obligations under the rules and procedures governing their operations.

PLAN OF DISTRIBUTION

We may sell securities to or through underwriters, including broker dealer affiliates of BB&T, to be designated at various times, and also may sell securities to dealers, directly to other purchasers or through agents. The distribution of securities may be effected at various times in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

The debt securities, preferred stock, depositary shares and warrants will be new issues of securities with no established trading market. It has not presently been established whether the underwriters, if any, of these securities will make a market in these securities. If a market in these securities is made by those underwriters, this market making may be discontinued at any time without notice. No assurance can be given as to the liquidity of the trading market for these securities.

This prospectus and the related prospectus supplements may be used by our broker dealer affiliates for offers and sales related to market-making transactions in the securities. Such broker dealer affiliates may act as principal or agent in these transactions. These sales will be made at prices related to prevailing market prices at the time of sale or otherwise.

In facilitating the sale of securities, underwriters may receive compensation from us or from purchasers of securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell securities to or through dealers, and these dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of securities may be considered underwriters, and any discounts or commissions received by them from us and any profit on the resale of securities by them may be considered underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from us will be described, in the prospectus supplement relating to those securities. In compliance with the guidelines of the National Association of Securities Dealers, Inc., the maximum discount or commission to be received by any NASD member or independent broker-dealer may not exceed 8% of the aggregate amount of the securities offered pursuant to the prospectus supplement relating to those securities.

Unless otherwise mentioned in the relevant prospectus supplement, the obligations of any underwriters to purchase the securities will be subject to certain conditions precedent, and each of the underwriters with respect to a sale of securities will be obligated to purchase all of its securities if any are purchased. Unless otherwise mentioned in the relevant prospectus supplement, any such agent involved in the offer and sale of the securities in respect of which this prospectus is being delivered will be acting on a best efforts basis for the period of its appointment.

In connection with an offering of securities, underwriters may purchase and sell these securities in the open market. These transactions may include over allotment and stabilizing transactions and purchases to cover short positions created by underwriters with respect to the offering. Stabilizing transactions consist of certain bids or purchases for preventing or retarding a decline in the market price of the securities; and short positions created by underwriters involve the sale by underwriters of a greater number of securities than they are required to purchase from us in the offering. Underwriters also may impose a penalty bid, by which selling concessions allowed to broker dealers in respect of the securities sold in the offering may be reclaimed by underwriters if such securities are repurchased by underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

Under agreements which we may enter into, underwriters, agents and their controlling persons who participate in the distribution of securities may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act.

If so noted in the prospectus supplement relating to any securities, we will authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase any securities from BB&T under contracts providing for payment and delivery on a future date. Institutions with which these contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. We must approve such institutions in all cases. The obligations of any purchaser under any of these contracts will be subject to the condition that the purchase of any securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

The participation of BB&T broker dealer affiliates in the offer and sale of the securities must comply with the requirements of Rule 2720 of the Conduct Rules of the NASD regarding underwriting securities of an “affiliate”. No NASD member participating in offers and sales will execute a transaction in the securities in a discretionary account without the prior specific written approval of such member’s customer.

If we offer and sell securities directly to a purchaser or purchasers in respect of which this prospectus is delivered, purchasers involved in the reoffer or resale of such securities, if these purchasers may be considered underwriters as that term is defined in the Securities Act, will be named and the terms of their reoffers or resales will be mentioned in the relevant prospectus supplement. These purchasers may then reoffer and resell such securities to the public or otherwise at varying prices to be determined by such purchasers at the time of resale or as otherwise described in the relevant prospectus supplement. Purchasers of securities directly from us may be entitled under agreements that they may enter into with us to indemnification by us against certain liabilities, including liabilities under the Securities Act, and may engage in transactions with or perform services for us in the ordinary course of their business or otherwise.

Underwriters or agents and their associates may be customers of (including borrowers from), engage in transactions with, and/or perform services for, us, the senior trustee and the subordinated trustee, in the ordinary course of business.

VALIDITY OF SECURITIES

The validity of any offered securities will be passed upon for us by Womble Carlyle Sandridge & Rice, PLLC, Charlotte, North Carolina, and for any underwriters or agents by counsel selected by such underwriters or agents. Counsel to the underwriters may rely upon the opinion of Womble Carlyle Sandridge & Rice, PLLC as to matters of North Carolina law, and Womble Carlyle Sandridge & Rice, PLLC may rely upon the opinion of counsel to the underwriters as to matters of New York law. Members of Womble Carlyle Sandridge & Rice, PLLC own shares of our common stock.

EXPERTS

Our consolidated financial statements as of and for the year ended December 31, 2002, incorporated in this prospectus by reference to the current report on Form 8-K filed on December 11, 2003, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements as of December 31, 2001 and for each of the two years in the period ended December 31, 2001, incorporated by reference in this prospectus, have been audited by Arthur Andersen LLP, independent certified public accountants, as stated in their report incorporated by reference herein.

On March 20, 2002, we announced that we had appointed PricewaterhouseCoopers LLP to replace Arthur Andersen LLP as our independent accountants. Subsequently, Arthur Andersen LLP was convicted of obstruction of justice charges relating to a federal investigation of Enron Corporation, has ceased practicing before the SEC, and has lost the services of material personnel responsible for Arthur Andersen LLP’s audit reports. As a result, it is not possible to obtain Arthur Andersen LLP’s updated written consent to the incorporation by reference into this registration statement of Arthur Andersen LLP’s audit reports with respect to our financial statements. Under these circumstances, Rule 437a under the Securities Act of 1933, as amended, permits us to omit Arthur Andersen LLP’s updated written consent from this registration statement.

Section 11(a) of the Securities Act provides that if any part of a registration statement at the time it becomes effective contains an untrue statement of a material fact or an omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant to such registration statement (unless it is proved that at the time of such acquisition such person knew of such untruth or omission) may sue, among others, every accountant who has consented to be named as having prepared or certified any part of the registration statement or as having prepared or certified any report or valuation which is used in connection with the registration statement with respect to the statement in such registration statement, report or valuation which purports to have been prepared or certified by the accountant.

Accordingly, Arthur Andersen LLP may not be liable under Section 11(a) of the Securities Act because it has not consented to being named as an expert in the registration statement. In addition, the events arising out of Arthur Andersen LLP’s conviction would adversely affect the ability of Arthur Andersen LLP to satisfy any claims asserted against it. We believe, however, that other persons who may be liable under Section 11(a) of the Securities Act, including our officers and directors, may still rely on Arthur Andersen LLP’s audit reports as being made by an expert under the due diligence defense provision of Section 11(b) of the Securities Act.

$400,000,000

4.900% Subordinated Notes due 2017

PROSPECTUS SUPPLEMENT

June 30, 2005

(Including Prospectus

dated December 16, 2003)

Bear, Stearns & Co. Inc.

BB&T Capital Markets

Credit Suisse First Boston

Friedman Billings Ramsey

Keefe, Bruyette & Woods

Citigroup

Goldman, Sachs & Co.

Morgan Stanley

Sandler, O’Neill & Partners, L.P.